Exhibit 99.1

Q2

2013 SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

June 30, 2013

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to Canadian Stock Transfer Company Inc.

For more information call Canadian Stock Transfer Company Inc. at 1 877 224-1760.

Sun Life Financial Reports Second Quarter 2013 Results

The information contained in this document concerning the second quarter of 2013 is based on our unaudited interim financial results for the period ended June 30, 2013. Unless otherwise noted, all amounts are in Canadian dollars.

Second Quarter 2013 Financial Highlights

•

Operating net income(1) from Continuing Operations(2) of $431 million, compared to $250 million in the second quarter of 2012. Reported net income from Continuing Operations of $391 million, compared to $244 million in the same period last year. Results reflect strong insurance and wealth sales, product and pricing improvements and positive interest rate and credit experience

•

Operating earnings per share(1) (“EPS”) from Continuing Operations of $0.71, compared to $0.42 in the second quarter of 2012. Reported EPS from Continuing Operations of $0.64, compared to $0.41 in the same period last year

•

Operating return on equity(1) (“ROE”) (Combined Operations)(2)(3) of 12.8%, compared to 2.9% in the second quarter of 2012. Reported ROE (Combined Operations)(3) of 10.7%, compared to 2.7% in the same period last year

•	Quarterly dividend of $0.36 per share
•	MCCSR ratio for Sun Life Assurance(4) of 217%

TORONTO – (August 7, 2013) – Sun Life Financial Inc.(5) (TSX: SLF) (NYSE: SLF) reported operating net income from Continuing Operations of $431 million in the second quarter of 2013, compared to $250 million in the second quarter of 2012. Our operating EPS from Continuing Operations was $0.71 in the second quarter of 2013, compared to $0.42 in the second quarter of 2012. Reported net income from Continuing Operations was $391 million or $0.64 per share in the second quarter of 2013, compared to reported net income from Continuing Operations of $244 million or $0.41 per share in the same period last year.

Our financial results in the second quarter reflect strong sales, continued product and pricing improvements and positive impacts from rising interest rates and favourable credit experience. Operating net income excluding the net impact of market factors(1) from Continuing Operations was $384 million, driven by strong performance across all business groups, including growth in premiums, assets and sales. The following table sets out our operating net income measures for the second quarter of 2013.

($ millions, after-tax)	Q2’13
Operating net income (loss) from Continuing Operations	431
Net equity market impact	(14)
Net interest rate impact	57
Net gains from increases in the fair value of real estate	4
Actuarial assumption changes driven by changes in capital market movements	–
Operating net income (loss) excluding the net impact of market factors from Continuing Operations	384

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

“Sun Life had a very strong quarter,” Dean Connor, President and CEO, said. “We continued to execute consistently against our four pillar strategy. Wealth sales and insurance sales each recorded increases of 32% and assets under management grew almost $58 billion to over $590 billion. We also benefited from favourable market conditions.”

“MFS had an outstanding quarter with strong net sales driving assets under management to US$354 billion. In June, MFS was among the few large fund managers to record net inflows. Sun Life’s overall premiums and deposits grew 30% to $33 billion.”

“Sun Life Financial Canada recorded strong results, with sales growth across every business line and improved profitability,” Connor said. “Our group businesses grew notably, and included a significant annuity buy-in sale through our innovative Defined Benefit Solutions business. Our retail fund sales at Sun Life Global Investments grew more than 50%, with substantial increases through both our Career Sales Force and third-party channels.”

“We continue to make solid progress with our U.S. strategy,” Connor said. “A broadened product shelf and expanded distribution and capabilities drove voluntary benefits sales growth of 35% and overall group benefits sales growth of 17%. Sales in Life and Investment Products increased 66%, driven by higher sales to international high net worth clients.”

“Individual life sales in Asia were up 38%, benefiting from sales growth in the Philippines, Indonesia and Hong Kong,” Connor said. “Our acquisition in Malaysia is now part of our business and we have begun sales in Vietnam.”

“The recent completion of the sale of our U.S. Annuity Business is a transformational transaction, which significantly reduces Sun Life Financial’s risk profile and earnings volatility,” Connor said. “Our U.S. operations are now focused on our successful employee benefits business and our voluntary benefits business, which have achieved substantial growth during the past two years.”

(1)

Operating net income (loss) and financial measures based on operating net income (loss), such as operating earnings (loss) per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are not based on International Financial Reporting Standards (“IFRS”). See Use of Non-IFRS Financial Measures. All EPS measures refer to diluted EPS, unless otherwise stated.

(2)

On December 17, 2012, we entered into a definitive stock purchase agreement pursuant to which we agreed to sell our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”). As a result of this agreement, we have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”.

(3)	Measures derived from equity will be presented on a Combined Operations basis until the sale of our U.S. Annuity Business has completed.
(4)	MCCSR represents the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”).
(5)	Together with its subsidiaries and joint ventures, collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our” and “us”.

Sun Life Financial Inc.	Second Quarter 2013	1

Operational Highlights

Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Becoming the best performing life insurer in Canada

Sun Life Financial Canada had a strong second quarter and continues to progress towards achieving its goal of becoming the best performing life insurer in Canada.

Group Benefits (“GB”) was ranked #1 group life and health employment benefits provider in Canada for the fourth year in a row in the 2012 Fraser Group Universe Report, which was released subsequent to the quarter. GB quarterly sales were up 53% with increases in all market segments, including significant additional business from key large case clients. Long-term disability claims experience improved this quarter.

Group Retirement Services (“GRS”) was ranked #1 in total defined contribution plan assets in the 2012 Fraser Group Universe Report, released in July of 2013. GRS sales were up 58% in the quarter, primarily from strong Defined Benefit Solutions sales, and earnings benefited from investment gains. Defined Benefit Solutions continues to create innovative annuity solutions.

Individual Insurance grew sales 14% over the prior year, and sales of Individual Wealth payout products were up 30%. Sun Life retained the first place position in the fixed annuities market increasing market share to 32% (as measured by LIMRA).

Sun Life Global Investments (Canada) Inc. (“SLGI”) had a successful quarter, with retail fund sales up 53% over the prior year, driven by sales momentum across both the Career Sales Force (“CSF”) and third-party distribution channels.

Becoming a leader in group insurance and voluntary benefits in the United States

Sun Life Financial U.S. continues to grow its group insurance and voluntary benefits businesses.

Total Employee Benefits Group (“EBG”) sales in the second quarter of 2013 increased 17% compared to the same period last year. Voluntary benefits sales increased 35% compared to the prior year, with increases particularly in life and dental products.

In July 2013, EBG expanded its suite of voluntary benefits with the launch of its first accident product that helps to protect workers against the out-of-pocket costs associated with a variety of covered accidents.

Growing our asset management businesses globally

Global assets under management (“AUM”) continue to grow and increased 4% to $591 billion compared to the first quarter of 2013.

MFS continued its record breaking performance and ended the quarter with AUM of US$354 billion. Gross sales of US$25.5 billion in the second quarter of 2013 were 30% higher than the same period last year representing its second highest quarter ever, and net sales were strong at US$5.9 billion.

MFS’ retail fund performance remains strong with 96% and 97% of fund assets ranked in the top half of their respective Lipper categories based on three- and five-year performance, respectively.

Strengthening our competitive position in Asia

Sun Life of Canada (Philippines), Inc. was the number one life insurance provider in the Philippines for the second consecutive year based on premium income in 2012 (reported by the Insurance Commission in the Philippines). Sales continue to grow in the Philippines, with insurance sales increasing 131% and wealth sales at Sun Life Asset Management Company, Inc. growing more than four times sales in the second quarter of 2012.

Sun Life Hong Kong Limited continued to generate strong sales from the Mandatory Provident Fund (“MPF”) business and improved its market share based on MPF assets. Individual Life sales more than doubled over the same period last year, which is attributable to the continued momentum from broker business.

In Indonesia, insurance sales grew 39% over prior year. PT Sun Life Financial Indonesia was ranked third in the life insurance category in a survey of Indonesia’s Most Admired Companies 2013 conducted by Bloomberg Businessweek Indonesia and Frontier Consulting Group. During the quarter, PT Sun Life Financial Indonesia continued to increase its agency sales force, surpassing 6,000 advisors, a 25% increase year-to-date.

PVI Sun Life Insurance Company Limited, a joint venture life insurance company formed in Vietnam, obtained approval to sell four new products and recorded its first sales in the second quarter of 2013.

Sun Life Financial completed its acquisition of 49% of each of CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad in Malaysia, and a new management team is now in place to lead the joint venture. During the quarter, Malaysia successfully launched a credit protection product with a new distribution partner. Commencing this quarter, Malaysia is included in the results of Sun Life Financial Asia.

2	Sun Life Financial Inc.	Second Quarter 2013

Other highlights

In Canadian Business magazine’s Canadian Brands Top 40 survey, Sun Life Financial was among the top 20 companies ranked, ahead of all other insurance companies and a number of the large Canadian banks.

For the eighth time in 12 years, Sun Life Financial was named in the Best 50 Corporate Citizens in Canada by Corporate Knights. The Best 50 Corporate Citizens recognizes Sun Life Financial as one of the country’s top companies across resource, employee and financial management categories.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2013, the Sun Life Financial group of companies had total assets under management of $591 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Sun Life Financial Inc.	Second Quarter 2013	3

Management’s Discussion and Analysis

For the period ended June 30, 2013

Dated August 7, 2013

How We Report Our Results

We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. The Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Consolidated Financial Statements”).

On December 17, 2012, we entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC, pursuant to which we agreed to sell our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”), including all of the issued and outstanding shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. This transaction closed effective August 1, 2013.

We have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”. Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business have been classified as discontinued operations in our Consolidated Statements of Operations for all periods presented. Associated assets and liabilities have been classified as held for sale in our Consolidated Statements of Financial Position prospectively from December 31, 2012.

We use certain financial measures that are not based on IFRS (“non-IFRS financial measures”), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial measures based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results from period to period. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”) premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document and in our annual and interim management’s discussion and analysis (“MD&A”) under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our unaudited interim consolidated financial statements for the period ended June 30, 2013. All EPS measures in this document refer to diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in its annual and interim consolidated financial statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual consolidated financial statements and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in our annual report on Form 40-F and our interim MD&As and interim consolidated financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Objectives

We have reviewed and updated our financial objectives following the sale of our U.S. Annuity Business. Our financial objectives are to achieve an operating ROE of 12%-13% and annual operating net income of $1.85 billion by the end of 2015. The operating ROE objective remains unchanged from our previous disclosure on March 8, 2012, and we have revised our previously disclosed annual operating net income objective of $2.0 billion by the end of 2015.

Our 2015 financial objectives are based on the assumptions set out in our 2012 annual MD&A. They are also based on best estimate actuarial assumptions as at December 31, 2012. The Company’s operating ROE is dependent upon its capital levels and options for deployment of any excess capital. Our 2015 financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

The information concerning our financial objectives is forward-looking information and is based on the assumptions set out above and is subject to the risk factors described under Forward-Looking Statements. Our 2015 financial objectives do not constitute guidance. Although considered reasonable by the Company, our results could differ materially from our objectives and we may not be able to achieve our 2015 financial objectives as our growth initiatives, productivity and expense targets, and other business objectives or our assumptions may prove to be inaccurate.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	5

Financial Summary

	Quarterly results					Year to date
($ millions, unless otherwise noted)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	431	448	333	459	250	879	687
Reported net income (loss) from Continuing Operations	391	410	284	441	244	801	649
Operating net income (loss) excluding the net impact of market factors from Continuing Operations(1)	384	392	342	492	392	776	682
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	0.71	0.75	0.56	0.77	0.42	1.46	1.17
Reported EPS from Continuing Operations (diluted)	0.64	0.68	0.47	0.74	0.41	1.32	1.09
Basic EPS ($)
Operating EPS from Continuing Operations (basic)(1)	0.71	0.75	0.56	0.77	0.42	1.46	1.17
Reported EPS from Continuing Operations (basic)	0.65	0.68	0.48	0.74	0.41	1.33	1.10
Total Company (Combined Operations)
Net income (loss)
Operating net income (loss) from Combined Operations(1)	476	565	453	401	98	1,041	825
Reported net income (loss) from Combined Operations	399	513	395	383	90	912	776
Operating net income (loss) excluding the net impact of market factors from Combined Operations(1)	410	429	420	405	418	839	775
Diluted EPS ($)
Operating EPS from Combined Operations(1)	0.79	0.94	0.76	0.68	0.17	1.73	1.40
Reported EPS from Combined Operations	0.65	0.85	0.65	0.64	0.15	1.50	1.30
Basic EPS ($)
Operating EPS from Combined Operations(1)	0.79	0.94	0.76	0.68	0.17	1.73	1.40
Reported EPS from Combined Operations	0.66	0.85	0.66	0.64	0.15	1.51	1.32
Return on equity (%)(2)
Operating ROE from Combined Operations(1)	12.8%	15.8%	13.1%	11.8%	2.9%	14.3%	12.5%
Reported ROE from Combined Operations	10.7%	14.3%	11.4%	11.3%	2.7%	12.5%	11.8%
Avg. common shares outstanding (millions)	603	600	597	594	591	602	589
Closing common shares outstanding (millions)	605.8	603.0	599.6	596.8	594.0	605.8	594.0
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	0.72	0.72
MCCSR ratio	217%	214%	209%	213%	210%	217%	210%

Premiums and deposits from Continuing Operations
Net premium revenue	2,374	2,033	2,457	1,927	1,865	4,407	3,863
Segregated fund deposits	2,169	2,157	1,681	1,534	1,753	4,326	3,720
Mutual fund sales(1)	16,104	14,983	11,294	10,129	12,060	31,087	21,880
Managed fund sales(1)	10,508	8,269	14,938	11,065	7,999	18,777	17,848
ASO premium and deposit equivalents(1)	1,487	1,475	1,512	1,405	1,380	2,962	2,820
Total premiums and deposits(1)	32,642	28,917	31,882	26,060	25,057	61,559	50,131

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Prior periods have been restated for changes in accounting policies. See Note 2 in our interim consolidated financial statements.

6	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

	Quarterly results					Year to date
($ millions, unless otherwise noted)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Assets under management (Combined Operations)
General fund assets(1)(2)	133,052	133,869	133,171	132,153	132,195	133,052	132,195
Segregated funds(1)	97,364	96,687	92,655	91,429	90,160	97,364	90,160
Mutual funds, managed funds and other AUM(3)	360,312	340,121	307,040	291,322	273,944	360,312	273,944
Total AUM(3)	590,728	570,677	532,866	514,904	496,299	590,728	496,299

Capital (Combined Operations)
Subordinated debt and other capital(4)	3,096	3,440	3,436	3,433	3,438	3,096	3,438
Participating policyholders’ equity	124	124	128	132	124	124	124
Total shareholders’ equity(2)	17,495	17,075	16,418	16,071	15,907	17,495	15,907
Total capital	20,715	20,639	19,982	19,636	19,469	20,715	19,469

(1)	General fund assets and segregated funds at June 30, 2013, include $14.7 billion and $29.0 billion respectively, of assets of the Discontinued Operations.
(2)	Prior periods have been restated for changes in our accounting policies. See Note 2 in our interim consolidated financial statements.
(3)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(4)

Other capital refers to Sun Life ExchangEable Capital Securities (“SLEECS”), which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in our annual MD&A.

Q2 2013 vs. Q2 2012

Our reported net income from Continuing Operations was $391 million in the second quarter of 2013, compared to $244 million in the second quarter of 2012. Reported net income (Combined Operations) was $399 million in the second quarter of 2013, compared to $90 million in the same period last year. Reported ROE (Combined Operations) was 10.7%, compared to 2.7% in the second quarter of 2012.

Operating net income excluding the net impact of market factors from Continuing Operations was $384 million in the second quarter of 2013, compared to $392 million in the second quarter of 2012.

Operating net income from Continuing Operations was $431 million for the quarter ended June 30, 2013, compared to $250 million for the same period last year. Operating net income (Combined Operations) was $476 million in the second quarter of 2013, compared to $98 million in the second quarter of 2012. Operating ROE (Combined Operations) was 12.8%, compared to 2.9% in the second quarter of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	7

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the second quarter of 2013. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

	Q2’13
($ millions, after-tax)	Continuing Operations	Combined Operations
Reported net income	391	399
Certain hedges that do not qualify for hedge accounting in SLF Canada	9	9
Fair value adjustments on share-based payment awards at MFS	(42)	(42)
Restructuring and other related costs	(7)	(44)
Operating net income	431	476
Equity market impact
Net impact from equity market changes	(17)	(22)
Net basis risk impact	3	(14)
Net equity market impact(1)	(14)	(36)
Interest rate impact
Net impact from interest rate changes	99	138
Net impact of decline in fixed income reinvestment rates	(49)	(49)
Net impact of credit spread movements	18	18
Net impact of swap spread movements	(11)	(9)
Net interest rate impact(2)	57	98
Net gains from increases in the fair value of real estate	4	4
Actuarial assumption changes driven by changes in capital market movements	–	–
Operating net income excluding the net impact of market factors	384	410
Impact of other notable items on our net income:
Experience related items(3)
Impact of investment activity on insurance contract liabilities	2	2
Mortality/morbidity	6	6
Credit	14	18
Lapse and other policyholder behaviour	(7)	(9)
Expenses	(8)	(11)
Other	(16)	(28)
Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)	11	13

(1)

Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(2)

Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

(3)	Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income from Continuing Operations for the second quarter of 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS and restructuring and other related costs, reduced reported net income from Continuing Operations by $40 million in the second quarter of 2013 compared to a reduction of $6 million in the second quarter of 2012.

Net income from Continuing Operations in the second quarter of 2013 reflected favourable impacts from interest rates and credit spread movements. These gains were partially offset by unfavourable impact of declines in assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impacts of equity markets and swap spread movements. Positive impacts from credit, mortality and morbidity experience were partially offset by lapse and other policyholder behaviour and other experience factors. Non-capital market related assumption changes and management actions added $11 million to net income in the second quarter of 2013. Net income from Discontinued Operations in the second quarter of 2013 reflected positive impacts from rising interest rates, swap spread movements and credit experience, partially offset by unfavourable impacts from equity markets and basis risk.

8	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income (Combined Operations) for the quarter ended June 30, 2012 reflected the impact of weak macroeconomic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of available-for-sale (“AFS”) assets.

Q2 2013 vs. Q2 2012 (year-to-date)

The following table reconciles our net income measures for the six months ended June 30, 2013 and 2012.

	2013		2012
($ millions, after-tax)	Continuing Operations	Combined Operations	Combined Operations
Reported net income (loss)	801	912	776
Certain hedges that do not qualify for hedge accounting in SLF Canada	23	23	(17)
Fair value adjustments on share-based payment awards at MFS	(94)	(94)	(21)
Restructuring and other related costs	(7)	(58)	(11)
Operating net income (loss)	879	1,041	825
Net equity impact	33	73	122
Net interest rate impact	56	111	(101)
Net gains from increases in the fair value of real estate	9	9	29
Actuarial assumption changes driven by changes in capital market movements	5	9	–
Operating net income (loss) excluding the net impact of market factors	776	839	775

Our reported net income from Continuing Operations for the first six months of 2013 was $801 million, compared to $649 million for the same period last year. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS and restructuring and other related costs reduced reported net income from Continuing Operations by $78 million in the first half of 2013 compared to a reduction of $38 million in the first half of 2012. Operating net income from Continuing Operations for the first six months ended June 30, 2013 was $879 million, compared to $687 million for the six months ended June 30, 2012. Reported ROE (Combined Operations) was 12.5% for the first half of 2013, compared to 11.8% in the comparable period in 2012.

Net income from Continuing Operations for the first six months of 2013 reflects the favourable impact of equity markets, basis risk, interest rates, credit spread movements, increases in the fair value of real estate classified as investment properties and capital market related assumption changes and management actions. These were offset by unfavourable impacts of declines in assumed fixed income reinvestment rates in our insurance contract liabilities and negative impact of swap spread movements. Gains from investment activity on insurance contract liabilities, positive mortality and morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience. Non-capital market related assumption changes and management actions added $18 million to net income for the period. Net income from Discontinued Operations for the first six months of 2013 reflected the positive impacts from equity markets, interest rates, swap spread movements, capital market related assumption changes and management actions and credit experience.

Net income (Combined Operations) for the first half of 2012 was adversely impacted by declining interest rates and unfavourable morbidity experience in our group businesses. These losses were partially offset by the positive impact of equity markets, favourable investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS assets.

Impact of Sale of U.S. Annuity Business

On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC, pursuant to which we agreed to sell our U.S. Annuity Business to Delaware Life Holdings, LLC for a base purchase price of US$1,350 million, adjusted to reflect the performance of the business through closing. The transaction closed effective August 1, 2013.

The transaction consisted primarily of the sale of 100% of the shares of Sun Life (U.S.), which included the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction included the transfer of certain related operating assets, systems and employees that supported these businesses.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	9

As disclosed in Note 3 in our Consolidated Financial Statements, we will recognize a loss on disposition in the third quarter of 2013. The amount of the loss will reflect closing price adjustments, pre-closing transactions, closing costs and certain tax adjustments. The estimated loss on disposition is based on income measured on an IFRS basis, not all of which has been reflected in the estimated purchase price adjustment. The loss will be finalized once all closing price adjustments have been made. The loss is not expected to materially impact the cash proceeds from the sale. The sale is expected to result in a decline in shareholders’ equity of approximately $1.1 billion.

The sale and associated pre-closing transactions will have a minor impact on Sun Life Assurance’s MCCSR ratio.

Actuarial Standards Update

In December 2012, the Actuarial Standards Board communicated their intent to revise the Canadian actuarial standards of practice with respect to economic reinvestment assumptions. The Actuarial Standards Board issued a report on their meeting held on June 13, 2013, which included an update on the finalization and implementation of these standards. The report indicated the exposure draft is expected to be published in September 2013 with the final standards communicated before year end 2013 and effective in 2014. The details of the proposed changes have not yet been announced and therefore the impact of the proposed changes cannot be determined.

Impact of the Low Interest Rate Environment on Continuing Operations

Sun Life Financial’s overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have declined in recent years.

Assuming continuation of June 30, 2013 interest rate levels through the end of 2015, our net income from Continuing Operations is expected to be reduced by approximately $50 million in the remainder of 2013, $100 million in 2014 and $50 million in 2015, due to declines in assumed fixed income reinvestment rates in our insurance contract liabilities. During the second quarter of 2013, we incurred a charge of $49 million due to declines in assumed fixed income reinvestment rates in our insurance contract liabilities. The total expected charges for the 2013 to 2015 period has been reduced by approximately $100 million from our previous disclosure in the first quarter of 2013, as a result of increases in interest rates during the quarter. This is forward-looking information and measures estimated net income impact assuming the continuation of June 30, 2013 interest rate levels and current actuarial standards of practice through the end of 2015, as applied to the block of business in force and using other assumptions in effect at June 30, 2013. Changes under consideration by the Actuarial Standards Board as discussed in this document under the heading Actuarial Standards Update, may remove any expected impacts that would occur after the date of implementing the new standards.

In addition to the impact on assumed fixed income reinvestment rates in insurance contract liabilities, a prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii)	shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	higher equity hedging costs;
(iv)	higher new business strain reflecting lower new business profitability;
(v)	reduced return on new fixed income asset purchases;
(vi)	the impact of changes in actuarial assumptions driven by capital market movements;
(vii)	impairment of goodwill; and
(viii)	additional valuation allowances against our deferred tax assets.

10	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of Foreign Exchange Rates on Continuing Operations

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

	Quarterly					Year to date
Exchange Rate	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Average
U.S. Dollar	1.023	1.008	0.991	0.995	1.010	1.015	1.006
U.K. Pounds	1.571	1.563	1.592	1.573	1.598	1.567	1.586
Period end
U.S. Dollar	1.052	1.017	0.992	0.984	1.017	1.052	1.017
U.K. Pounds	1.600	1.546	1.612	1.590	1.596	1.600	1.596

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the second quarter of 2013, our operating net income from Continuing Operations increased by $4 million as a result of movements in currency rates relative to the second quarter of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	11

Performance by Business Group

The results of SLF U.S. and Corporate have been presented on Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

Unless otherwise indicated, net income (loss) and other financial information based on net income (loss) reflect the results of our Combined Operations.

SLF Canada

	Quarterly results					Year to date
($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Operating net income (loss)(1)
Individual Insurance & Investments(1)	80	154	42	26	59	234	213
Group Benefits(1)	86	80	72	137	94	166	138
Group Retirement Services(1)	44	29	35	58	33	73	74
Total operating net income (loss)(1)	210	263	149	221	186	473	425
Operating adjustments:
Hedges that do not qualify for hedge accounting	9	14	(6)	16	(5)	23	(17)
Reported net income (loss)	219	277	143	237	181	496	408
Operating ROE (%)(1)	11.4	14.5	8.4	12.8	11.1	12.9	12.8

(1)	Represents a non-IFRS financial measure that excludes the impact of certain hedges in SLF Canada that do not qualify for hedge accounting. See Use of Non-IFRS Financial Measures.

Q2 2013 vs. Q2 2012

SLF Canada’s reported net income was $219 million in the second quarter of 2013, compared to $181 million in the second quarter of 2012. Operating net income was $210 million, compared to $186 million in the second quarter of 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Net income in the second quarter of 2013 reflected positive morbidity experience in GB, gains on higher yielding assets supporting new business in GRS and the favourable impact of credit spread movement and increases in interest rates in Individual Insurance & Investments. These items were partially offset by the unfavourable impact of weaker equity markets and the assumed fixed income reinvestment rate in insurance contract liabilities in Individual Insurance & Investments driven by the continued low interest rate environment. Additional information on the impact of the low interest rate environment can be found in this document under the heading Impact of the Low Interest Rate Environment on Continuing Operations.

Net income in the second quarter of 2012 reflected favourable morbidity experience in GB, favourable mortality experience in Individual Insurance & Investments, the favourable impact of investment activity on insurance contract liabilities, particularly in Individual Insurance & Investments, the positive impact from credit spread and swap spread movements in Individual Insurance & Investments and net realized gains on the sale of AFS assets. These items were partially offset by the unfavourable impact of declining interest rates and equity markets in Individual Insurance & Investments.

In the second quarter of 2013, sales of individual life and health insurance products through the Career Sales Force were up 7% over the prior year, mainly due to continued strong demand for permanent life products. Insurance sales through the wholesale channel were 38% higher than the same period last year and also reflected strong sales of permanent life products. Sales of individual wealth products increased 2% from the second quarter of 2012, primarily due to higher payout annuity sales and higher mutual fund sales including strong mutual fund sales in SLGI.

GB sales were 53% higher than the second quarter of 2012 primarily due to increased activity in the large case market. GRS sales increased 58% over the second quarter 2012, driven by new sales in Defined Benefit Solutions and in the large client segment. Assets under administration for GRS ended the quarter at $58 billion.

Q2 2013 vs. Q2 2012 (year-to-date)

Reported net income was $496 million for the first six months of 2013, compared to $408 million for the six months ended June 30, 2012. Operating net income for the first six months of 2013 was $473 million, compared to $425 million in the same period of 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

12	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income for the six months ended June 30, 2013 reflected the favourable impact of equity markets and increases in interest rates, gains from investment activities on insurance contract liabilities in Individual Insurance & Investments and positive morbidity experience in GB. Net income also reflected net realized gains on the sale of AFS assets. These items were partially offset by the unfavourable impact of the assumed fixed income reinvestment rate in insurance contract liabilities in Individual Insurance & Investments driven by the continued low interest rate environment. Additional information on this impact can be found in this document under the heading Impact of the Low Interest Rate Environment on Continuing Operations.

Net income for the six months ended June 30, 2012 reflected the favourable impact of investment activity on insurance contract liabilities, primarily in Individual Insurance & Investments, the positive impact of equity markets in Individual Insurance & Investments and favourable mortality experience and impact from credit spread and swap spread movements in Individual Insurance & Investments. This was partially offset by the impact of declining interest rates in Individual Insurance & Investments and unfavourable morbidity experience in GB.

SLF U.S.

We present the results on a Continuing Operations basis, with a focus on EBG and Life and Investment Products segments. EBG provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. The Life and Investment Products results include our international business, which offers individual life insurance and investment products to clients in international markets, and certain closed individual life insurance products, primarily whole life, universal life and term insurance, that remain part of our Continuing Operations.

	Quarterly results					Year to date
(US$ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Operating net income (loss) from Continuing Operations(1)
EBG(1)	17	11	–	12	(8)	28	14
Life and Investment Products(1)	105	54	93	67	16	159	138
Total operating net income (loss) from Continuing Operations(1)	122	65	93	79	8	187	152
Operating adjustments:
Restructuring and other related costs	(7)	–	–	–	–	(7)	–
Reported net income (loss) from Continuing Operations	115	65	93	79	8	180	152
Reported net income (loss) from Discontinued Operations	28	114	109	(62)	(155)	142	125
Reported net income (loss) from Combined Operations	143	179	202	17	(147)	322	277
Operating ROE (%)(1)	12.4	13.1	16.1	1.3	(10.8)	12.7	10.4

(C$ millions)
Operating net income (loss) from Continuing Operations(1)	126	65	93	79	6	191	150
Operating adjustments:
Restructuring and other related costs	(7)	–	–	–	–	(7)	–
Reported net income (loss) from Continuing Operations	119	65	93	79	6	184	150
Reported net income (loss) from Discontinued Operations	28	115	109	(61)	(156)	143	125
Reported net income (loss) from Combined Operations	147	180	202	18	(150)	327	275

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q2 2013 vs. Q2 2012

SLF U.S.‘s reported net income from Continuing Operations was C$119 million in the second quarter of 2013, compared to C$6 million in the second quarter of 2012. Operating net income from Continuing Operations was C$126 million in the second quarter of 2013, compared to C$6 million in the second quarter of 2012. The weakening of the Canadian dollar relative to average exchange rates in the second quarter of 2012 increased the operating net income by C$2 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	13

In U.S. dollars, SLF U.S.‘s reported net income from Continuing Operations was US$115 million in the second quarter of 2013, compared to US$8 million in the second quarter of 2012. The operating net income was US$122 million in the second quarter of 2013, compared to US$8 million in the second quarter of 2012. Net income from Continuing Operations in the second quarter of 2013 reflected the favourable impact of increased interest rates, partially offset by unfavourable mortality claims experience in EBG. Net income from Continuing Operations in the second quarter of 2012 reflected the adverse impact of decreased interest rates and equity markets, and unfavourable morbidity experience in EBG. These items were partially offset by gains from investment activity on insurance contract liabilities, the positive impact from credit spread and swap spread movements and net realized gains on the sale of AFS assets.

Reported net income from Discontinued Operations was US$28 million in the second quarter of 2013, compared to a loss of US$155 million in the second quarter of 2012. Net income from Discontinued Operations in the second quarter of 2013 reflected the favourable impact of increased interest rates partially offset by unfavourable impact of equity markets. Net income from Discontinued Operations in the second quarter of 2012 reflected the unfavourable impact of decreased interest rates and equity markets.

Reported net income from Combined Operations was US$143 million in the second quarter of 2013, compared to a reported loss from Combined Operations of US$147 million in the second quarter of 2012. Results in the second quarter of 2013 for the Combined Operations were favourably impacted by increased interest rates.

Total EBG sales in the second quarter of 2013 increased 17% compared to the same period last year. Within EBG, voluntary benefits sales increased 35% compared to the prior year period, reflecting increases in life and dental product sales.

Sales in Life and Investment Products increased 66% compared to the second quarter of 2012, driven by international high net worth market growth and stronger capital markets.

Q2 2013 vs. Q2 2012 (year-to-date)

SLF U.S.‘s reported net income from Continuing Operations was C$184 million for the six months ended June 30, 2013, compared to C$150 million for the same period last year. In U.S. dollars, SLF U.S.‘s reported net income from Continuing Operations was US$180 million in the first half of 2013, compared to US$152 million for the six months ended June 30, 2012.

Net income from Continuing Operations for the first six months of 2013 reflected the impact of increased interest rates partially offset by unfavourable claims experience in EBG. Net income from Continuing Operations for the first six months of 2012 reflected equity market gains, favourable impact of investment activity on insurance contract liabilities in individual insurance and net realized gains on the sale of AFS assets. These gains were partially offset by the negative impact of declining interest rates and unfavourable morbidity experience in EBG.

Reported net income from Discontinued Operations was US$142 million for the first six months of 2013, compared to US$125 million for the first six months of 2012. Net income from Discontinued Operations for the first six months of 2013 reflected the favourable impact of increased interest rates and equity markets. Net income from Discontinued Operations for the first half of 2012 reflected the favourable impact of equity markets partially offset by the negative impact of declining interest rates.

Net income from Combined Operations for the first six months of 2013 was US$322 million compared to US$277 million for the same period in 2012.

14	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

MFS Investment Management

	Quarterly results					Year to date
(US$ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012

Operating net income(1)	101	100	85	80	67	201	137
Operating adjustments:
Fair value adjustments on share-based payment awards	(41)	(51)	(38)	(34)	(1)	(92)	(22)
Reported net income	60	49	47	46	66	109	115

(C$ millions)
Operating net income(1)	104	101	85	80	68	205	137
Operating adjustments:
Fair value adjustments on share-based payment awards	(42)	(52)	(39)	(34)	(1)	(94)	(21)
Reported net income	62	49	46	46	67	111	116
Pre-tax operating profit margin ratio(2)	37%	38%	35%	36%	32%	38%	32%
Average net assets (US$ billions)	358.4	339.8	309.7	290.5	273.2	349.1	271.7
Assets under management (US$ billions)(2)	353.7	348.5	322.8	303.6	278.2	353.7	278.2
Net sales (US$ billions)	5.9	6.2	11.5	7.9	4.2	12.1	10.1
Asset appreciation (depreciation) (US$ billions)	(0.5)	19.8	8.3	17.5	(10.8)	19.3	14.9

S&P 500 Index (daily average)	1,610	1,515	1,420	1,402	1,350	1,563	1,348
MSCI EAFE Index (daily average)	1,707	1,668	1,544	1,468	1,427	1,687	1,471

(1)	Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio and AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. Monthly information on AUM is provided by MFS.

Q2 2013 vs. Q2 2012

MFS’s reported net income was C$62 million in the second quarter of 2013, compared to C$67 million in the second quarter of 2012. MFS had operating net income of C$104 million in the second quarter of 2013, compared to C$68 million in the second quarter of 2012. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above.

In U.S. dollars, MFS’s reported net income was US$60 million in the second quarter of 2013, compared to US$66 million in the second quarter of 2012. Operating net income was US$101 million in the second quarter of 2013, compared to US$67 million in the second quarter of 2012.

Reported net income decreased in the second quarter of 2013 compared to the same period in 2012 due to an increase in the fair value adjustments on share-based payment awards. Operating net income in the second quarter of 2013 increased by US$34 million compared to the same period last year. This increase reflects higher revenues driven by an increase in average net assets and change in the asset mix, partially offset by higher planned operating costs. MFS’s pre-tax operating profit margin ratio was 37% in the second quarter of 2013, up from 32% in the second quarter of 2012, driven by higher average net assets.

Total AUM grew to US$353.7 billion as at June 30, 2013, compared to US$322.8 billion as at December 31, 2012. The increase of US$30.9 billion was primarily driven by gross sales of US$48.0 billion and asset appreciation of US$19.3 billion, partially offset by redemptions of US$36 billion. Retail fund performance remained strong with 96% and 97% of fund assets ranked in the top half of their Lipper categories based on three- and five-year performance, respectively.

Q2 2013 vs. Q2 2012 (year-to-date)

Reported net income for the six months ended June 30, 2013 was US$109 million, compared to US$115 million for the same period last year. Operating net income was US$201 million in the first half of 2013, compared to US$137 million for the six months ended June 30, 2012. Reported net income for the first half of 2013 was lower than the same period last year reflecting an increase in fair value adjustments on share-based payment awards. Operating net income for the first half of 2013 was higher than the same period last year driven by higher average net assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	15

SLF Asia

	Quarterly results					Year to date
($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012

Operating net income (loss)(1)	46	51	50	35	15	97	44
Reported net income (loss)	46	51	50	35	15	97	44
Operating ROE (%)(1)	8.0	10.1	10.4	7.6	3.2	9.0	4.9

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q2 2013 vs. Q2 2012

Net income was $46 million in the second quarter of 2013, compared to net income of $15 million in the second quarter of 2012.

Net income in the second quarter of 2013 reflected favourable market experience and business growth in Hong Kong and the Philippines. Net income in the second quarter of 2012 reflected the unfavourable impact of declining interest rates in Hong Kong.

Total individual life sales in the second quarter of 2013 increased 38% from the second quarter of 2012. Sales increased in the Philippines, Hong Kong, and Indonesia 131%, 127% and 39%, respectively, measured in local currency, driven by growth across all distribution channels. Inclusion of sales in Malaysia began in the second quarter of 2013. These increases were partially offset by lower sales in India.

Q2 2013 vs. Q2 2012 (year-to-date)

Net income was $97 million for the first six months of 2013, compared to $44 million for the same period last year. Net income for the first six months of 2013 reflected favourable market experience and business growth. Net income for the first six months of 2012 reflected the unfavourable impact of declining interest rates in Hong Kong.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. Discontinued Operations in Corporate relate to Corporate Support only.

	Quarterly results					Year to date
($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
SLF U.K.
Operating net income (loss)(1)	7	37	28	107	52	44	78
Operating adjustments:
Restructuring and other related costs:	–	–	–	–	–	–	–
Reported net income (loss)	7	37	28	107	52	44	78
Corporate Support
Operating net income (loss) from Continuing Operations(1)	(62)	(69)	(72)	(63)	(77)	(131)	(147)
Operating adjustments:
Restructuring and other related costs:	–	–	(4)	–	–	–	–
Reported net income (loss) from Continuing Operations	(62)	(69)	(76)	(63)	(77)	(131)	(147)
Corporate (total)
Total operating net income (loss) from Continuing Operations(1)	(55)	(32)	(44)	44	(25)	(87)	(69)
Total Operating adjustments:
Restructuring and other related costs:	–	–	(4)	–	–	–	–
Total reported net income (loss) from Continuing Operations(1)	(55)	(32)	(48)	44	(25)	(87)	(69)
Total reported net income (loss) from Discontinued Operations	(20)	(12)	2	3	2	(32)	2
Reported net income (loss) from Combined Operations	(75)	(44)	(46)	47	(23)	(119)	(67)

(1)	Represents a non-IFRS financial measure that excludes restructuring and other related costs. See Use of Non-IFRS Financial Measures.

16	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q2 2013 vs. Q2 2012

Corporate had a reported loss from Continuing Operations of $55 million in the second quarter of 2013, compared to a reported loss from Continuing Operations of $25 million in the second quarter of 2012. Operating net income (loss) in 2012 excludes restructuring and other related costs, which are set out in the table above.

SLF U.K.‘s reported net income was $7 million in the second quarter of 2013, compared to $52 million in the second quarter of 2012. SLF U.K.‘s net income in the second quarter of 2013 reflected the unfavourable impact of capital market experience on insurance contract liabilities, unfavourable impact of credit experience and losses from investment activity within the annuity portfolio. This was partially offset by the favourable impact of investment experience on the guaranteed annuity option product. Net income in the second quarter of 2012 was favourably impacted by investment activity and capital market experience on insurance contract liabilities, partially offset by investments required by regulatory initiatives such as Solvency II.

Corporate Support had a reported loss from Continuing Operations of $62 million in the second quarter of 2013, compared to a reported loss from Continuing Operations of $77 million in the second quarter of 2012. Net income from Continuing Operations in the second quarter of 2013 compared to the same period in 2012 reflected lower interest and operating expenses.

Corporate’s reported loss from Discontinued Operations was $20 million in the second quarter of 2013, compared to reported income of $2 million in the second quarter of 2012. The loss in 2013 is a result of pre-close transaction costs incurred pertaining to the sale of our U.S. Annuity Business.

Corporate’s reported loss from Combined Operations was $75 million in the second quarter of 2013, compared to reported loss of $23 million in the second quarter of 2012.

Q2 2013 vs. Q2 2012 (year-to-date)

The reported loss from Continuing Operations was $87 million in the Corporate segment for the six months ended June 30, 2013, compared to $69 million in the same period one year ago.

SLF U.K.‘s reported net income for the first six months ended June 30, 2013 was $44 million, compared to $78 million for the first six months ended June 30, 2012. Net income in the first six months of 2013 reflected the unfavourable impact of capital market experience on insurance contract liabilities, partially offset by net gains from investment activity within the annuity portfolio. Net income in the first half of 2012 reflected the unfavourable impact of credit related items, offset by reduced policy administration costs from revised outsourcing arrangements, the net favourable impact of investment activity and capital market experience on insurance contract liabilities and net realized gains on AFS assets.

In Corporate Support, the reported loss from Continuing Operations for the first six months ended June 30, 2013 was $131 million, compared to $147 million for the same period one year ago. The loss from the first half of 2013 compared to the first half of 2012 reflected lower interest and operating expenses, partially offset by higher foreign exchange losses.

Corporate’s reported loss from Discontinued Operations for the first six months of 2013 was $32 million, compared to income of $2 million for the same period in 2012. The loss reflects pre-close transaction costs incurred pertaining to the sale of our U.S. Annuity Business.

Corporate’s reported loss from Combined Operations was $119 million for the first six months of 2013, compared to a reported loss of $67 million in the first six months of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	17

Additional Financial Disclosure

Revenue from Continuing Operations

	Quarterly results					Year to date
($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Premiums
Gross	3,709	3,408	3,779	3,200	3,130	7,117	6,436
Ceded	(1,335)	(1,375)	(1,322)	(1,273)	(1,265)	(2,710)	(2,573)
Net premium revenue	2,374	2,033	2,457	1,927	1,865	4,407	3,863
Net investment income
Interest and other investment income	1,272	1,237	1,202	1,023	1,192	2,509	2,205
Changes in fair value of Fair Value Through Profit and Loss (“FVTPL”) assets and liabilities	(3,356)	(348)	(274)	1,233	1,339	(3,704)	769
Net gains (losses) on AFS assets	36	24	23	16	68	60	87
Fee income	892	844	842	753	718	1,736	1,433
Total revenue	1,218	3,790	4,250	4,952	5,182	5,008	8,357
Adjusted revenue(1)	5,527	5,177	5,528	4,710	4,763	10,668	9,449

(1)

Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada’s GB operations and net premiums from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenue in the second quarter of 2013 was $1.2 billion, compared to $5.2 billion in the second quarter of 2012. The decrease was mainly attributable to net losses from fair value of FVTPL assets and liabilities as a result of higher interest rates, partially offset by higher net premium revenue, fee income and interest and other investment income. Adjusted revenue was $5.5 billion in the second quarter of 2013, compared to $4.8 billion in the second quarter of 2012. The increase relates primarily to higher net premium revenue, increased fee income in MFS and higher investment income.

Revenue was $5.0 billion for the six months ended June 30, 2013, down $3.3 billion from the comparable period last year. The decrease was mainly attributable to decreases in changes in fair value of FVTPL assets and liabilities as a result of higher interest rates, partially offset by higher net premium revenue, fee income and interest and other investment income. Adjusted revenue of $10.7 billion for the six months ended June 30, 2013 was $1.2 billion higher compared to the same period last year, primarily due to higher net premium revenue, increased fee income from MFS and higher investment income.

Premiums and Deposits from Continuing Operations

	Quarterly results					Year to date
($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Premiums and Deposits
Net premium revenue	2,374	2,033	2,457	1,927	1,865	4,407	3,863
Segregated fund deposits	2,169	2,157	1,681	1,534	1,753	4,326	3,720
Mutual fund sales(1)	16,104	14,983	11,294	10,129	12,060	31,087	21,880
Managed fund sales(1)	10,508	8,269	14,938	11,065	7,999	18,777	17,848
ASO premium and deposit equivalents(1)	1,487	1,475	1,512	1,405	1,380	2,962	2,820
Total premiums and deposits(1)	32,642	28,917	31,882	26,060	25,057	61,559	50,131
Total adjusted premiums and deposits(1)(2)	33,251	29,979	33,365	27,351	25,977	62,827	51,977

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)

 Excludes the impact of foreign exchange, reinsurance for the insured business in SLF Canada’s GB operations and net premiums and deposits from Life and  Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011.

Premiums and deposits were $32.6 billion in the second quarter of 2013, compared to $25.1 billion in the second quarter of 2012. Adjusted premiums and deposits of $33.3 billion in the second quarter of 2013 increased $7.3 billion from the second quarter of 2012. In both cases, the increase was primarily the result of higher fund sales in MFS.

Premiums and deposits were $61.6 billion for the six months ended June 30, 2013, compared to $50.1 billion for the six months ended June 30, 2012. Adjusted premiums and deposits of $62.8 billion for the six months ended June 30, 2013 increased by $10.8 billion over the same period last year. In both cases, the increase was largely driven by higher fund sales in MFS.

18	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net premium revenue, which reflect gross premiums less amounts ceded to reinsurers, was $2.4 billion in the second quarter of 2013, up $0.5 billion from the second quarter of 2012. Net premium revenue was $4.4 billion in the first half of 2013, compared to $3.9 billion in the first half of 2012. In both cases, the increase was primarily driven by increases in GRS in SLF Canada and International Insurance business in SLF U.S.

Segregated fund deposits were $2.2 billion in the second quarter of 2013, compared to $1.8 billion in the second quarter of 2012. Segregated fund deposits were $4.3 billion for the first half of 2013, compared to $3.7 billion in the same period last year. Increases for both periods are primarily due to increases in SLF Canada, and the Philippines and Hong Kong in SLF Asia.

Sales of mutual funds increased $4.0 billion and sales of managed funds increased by $2.5 billion in the second quarter of 2013 compared to the second quarter of 2012. Both were primarily driven by sales in MFS. Mutual and managed fund sales were $49.9 billion for the first six months of 2013, compared to $39.7 billion in the same period last year, primarily driven by sales in MFS.

ASO premium and deposit equivalents of $1.5 billion in the second quarter of 2013 were up slightly from the second quarter of 2012. ASO premium and deposit equivalents for the six months in 2013 were up $0.1 billion compared to the same period last year, reflecting increases in SLF Canada and Hong Kong in SLF Asia.

Sales from Continuing Operations

($ millions)	Q2’13	Q2’12
Life and Health Sales(1)
SLF Canada(2)	181	133
SLF U.S.	128	101
SLF Asia	187	142
Total	496	376
Wealth Sales(1)
SLF Canada (2)	2,016	1,579
SLF U.S.	280	168
SLF Asia(3)	480	183
Total (excluding MFS)	2,776	1,930
MFS	26,073	19,852
Total Wealth Sales	28,849	21,782

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	SLF Canada life and health sales includes sales from Individual Insurance and GB. SLF Canada wealth sales includes sales from Individual Investments and GRS.
(3)	Includes Hong Kong MPF sales, Philippines mutual fund sales and 100% of group wealth sales from the India and China insurance companies.

Total Company life and health sales were $496 million in the second quarter of 2013, compared to $376 million in the same period last year.

•	SLF Canada life and health sales were $181 million in the second quarter of 2013, compared to $133 million in the second quarter of 2012, primarily reflecting sales growth in GB
•

SLF U.S. life and health sales were $128 million in the second quarter of 2013, compared to $101 million in the second quarter of 2012, driven by higher sales of voluntary benefits and international individual insurance products

•

SLF Asia life and health sales were $187 million in the second quarter of 2013, compared to $142 million in the second quarter of 2012, mainly due to higher sales in the Philippines, Hong Kong and Indonesia, and inclusion of Malaysia sales, partially offset by lower sales in India

Total Company wealth sales were $28.8 billion in the second quarter of 2013, compared to $21.8 billion in the second quarter of 2012.

•

SLF Canada wealth sales were $2.0 billion in the second quarter of 2013, compared to $1.6 billion in the second quarter of 2012, mainly reflecting higher Defined Benefit Solutions sales and higher new Defined Contribution pension sales in GRS

•	SLF U.S. wealth sales were $280 million in the second quarter of 2013, compared to $168 million in the second quarter of 2012, largely due to higher international investment product sales
•	SLF Asia wealth sales were $480 million in the second quarter of 2013, compared to $183 million in the second quarter of 2012, primarily driven by increased fund sales in the Philippines and Hong Kong
•

MFS gross sales were $26.1 billion in the second quarter of 2013, compared to $19.9 billion in the second quarter of 2012, mainly attributable to the impact of continued strong fund performance on sales

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	19

Assets Under Management (Combined Operations)

AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $590.7 billion as at June 30, 2013, compared to $532.9 billion as at December 31, 2012. AUM from Continuing Operations were $547.0 billion as at June 30, 2013, excluding $43.7 billion in AUM from Discontinued Operations. The increase in AUM of $57.8 billion between December 31, 2012 and June 30, 2013 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $24.7 billion;
(ii)	an increase of $23.3 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iii)	net sales of mutual, managed and segregated funds of $13.4 billion; partially offset by
(iv)	a decrease of $3.7 billion from the change in value of FVTPL assets and liabilities.

AUM increased $94.4 billion between June 30, 2012 and June 30, 2013. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $55.9 billion;
(ii)	net sales of mutual, managed and segregated funds of $25.4 billion, net of the inflow from Sun Capital Advisers;
(iii)	an increase of $15.0 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iv)	other business growth of $3.6 billion; partially offset by
(v)	a decrease of $4.5 billion from the change in value of FVTPL assets and liabilities; and
(vi)	a decrease of $1.0 billion related to the sale of MFS McLean Budden’s private wealth business.

Changes in the Statements of Financial Position and in Shareholders’ Equity (Combined Operations)

Total general fund assets (Combined Operations) were $133.1 billion as at June 30, 2013, compared to $133.2 billion as at December 31, 2012. The decrease in general fund assets from December 31, 2012 was primarily a result of $3.7 billion reduction from the change in value of FVTPL assets and liabilities, partially offset by positive currency movements of $2.9 billion and business growth of $0.7 billion.

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $81.2 billion as at June 30, 2013 decreased by $1.0 billion compared to December 31, 2012, mainly due to changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities), partially offset by currency movements and the balances arising from new policies.

Shareholders’ equity (Combined Operations), including preferred share capital, was $17.5 billion as at June 30, 2013, compared to $16.4 billion as at December 31, 2012. The $1.1 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $971 million in 2013, before preferred share dividends of $59 million;
(ii)	an increase of $476 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	proceeds of $131 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $37 million from stock options exercised and $3 million from stock-based compensation; and
(iv)	changes in liabilities for defined benefit plans of $161 million; partially offset by
(v)	common share dividend payments of $434 million; and
(vi)	net unrealized losses on AFS assets in other comprehensive income (“OCI”) of $209 million.

As at August 5, 2013, Sun Life Financial Inc. had 606.0 million common shares and 102.2 million preferred shares outstanding.

20	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Flows

	Quarterly results
($ millions)	Q2’13	Q2’12
Net cash and cash equivalents, beginning of period	4,544	4,107 (1)
Cash flows provided by (used in):
Operating activities	(847)	1,670
Investing activities	(310)	(35)
Financing activities	(613)	(1,114)
Changes due to fluctuations in exchange rates	(23)	26
Increase (decrease) in cash and cash equivalents	(1,793)	547
Net cash and cash equivalents, end of period	2,751	4,654
Short-term securities, end of period	4,002	3,486
Net cash, cash equivalents and short-term securities	6,753	8,140
Less: Net cash and cash equivalents and short-term securities, classified as held for sale, as at June 30, 2013	1,056
Cash, cash equivalents and short-term securities, Continuing Operations, as at June 30, 2013	5,697

(1)	Prior periods have been restated for changes in accounting policies. See Note 2 in our interim consolidated financial statements.

Net cash, cash equivalents and short-term securities were $6.8 billion at the end of the second quarter of 2013, compared to $8.1 billion at the end of the second quarter of 2012.

Cash provided by operating activities was $2.5 billion lower in the second quarter of 2013 than the same period last year, primarily due to the net purchase of investments in the second quarter of 2013. Cash used in investing activities was $310 million in the second quarter of 2013, up $275 million from the second quarter of 2012. Cash used in financing activities was $613 million in the second quarter of 2013, compared to $1,114 million used in financing activities in the second quarter of 2012. This decrease is driven by $450 million less in Subordinated Debentures redemptions in the second quarter of 2013 compared to the same quarter last year.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. Results from the second and first quarter of 2013 are presented on a Continuing Operations basis. Our results for 2012 and 2011 are presented on a Combined Operations basis, consistent with the management of our operations during those periods. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

($ millions, unless otherwise noted)
	Continuing Operations		-----------------------Combined Operations-----------------------
	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12	Q4’11	Q3’11
Common shareholders’ net income (loss)
Operating(1)	431	448	453	401	98	727	(221)	(642)
Reported	391	410	395	383	90	686	(525)	(691)
Diluted EPS ($)
Operating(1)	0.71	0.75	0.76	0.68	0.17	1.24	(0.38)	(1.11)
Reported	0.64	0.68	0.65	0.64	0.15	1.15	(0.90)	(1.19)
Basic Reported EPS ($)
Operating(1)	0.71	0.75	0.76	0.68	0.17	1.24	(0.38)	(1.11)
Reported	0.65	0.68	0.66	0.64	0.15	1.17	(0.90)	(1.19)
Operating net income (loss) by segment(1)
SLF Canada(1)	210	263	149	221	186	239	182	(26)
SLF U.S.(1)	126	65	211	18	(148)	434	(511)	(608)
MFS(1)	104	101	85	80	68	69	68	65
SLF Asia(1)	46	51	50	35	15	29	44	26
Corporate(1)	(55)	(32)	(42)	47	(23)	(44)	(4)	(99)
Total operating net income (loss)(1)	431	448	453	401	98	727	(221)	(642)

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	21

Continuing Operations

First Quarter 2013

Operating net income from Continuing Operations of $448 million in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience. Non-capital market related assumption changes and management actions added $7 million to net income in the first quarter of 2013. Operating net income from Discontinued Operations in the first quarter of 2013 benefited from higher equity markets and interest rates, positive basis risk and favourable credit experience.

Combined Operations

Fourth Quarter 2012

Operating net income of $453 million in the fourth quarter of 2012 reflected favourable impacts from equity markets, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Gains from investment activity on insurance contract liabilities and positive credit experience were offset by unfavourable expense-related items as well as lapse and other policyholder behaviour experience. Non-capital market related assumption changes and management actions added $61 million to net income in the fourth quarter of 2012.

Third Quarter 2012

Operating net income of $401 million in the third quarter of 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and negative impact from credit spread movements.

Second Quarter 2012

The operating net income of $98 million in the second quarter of 2012 reflected the impact of weak macroeconomic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS securities.

First Quarter 2012

The operating net income of $727 million in the first quarter of 2012 benefited from higher equity markets and increased interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in SLF Canada’s GB business.

Fourth Quarter 2011

The operating loss of $221 million in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities. This resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS securities.

Third Quarter 2011

The operating loss of $642 million in the third quarter of 2011 was driven by increases in our insurance contract liabilities (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial assumptions, which generally occur in the third quarter of each year, further reduced net income by $273 million. Updates to actuarial assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Review of Actuarial Methods and Assumptions and Management Actions

Management makes judgments involving assumptions and estimates relating to the Company’s obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of its products.

Changes to the Company’s valuation assumptions related to experience updates are generally made in the third quarter.

The Company may make changes throughout the year to reflect model refinements, changes in regulatory policies and actuarial standards and practices, as well as significant changes to product features.

22	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Discontinued Operations

The results of our U.S. Annuity Business are presented as Discontinued Operations on the Consolidated Statements of Operations and as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale on our Consolidated Statements of Financial Position. The sale of our U.S. Annuity Business closed subsequent to the quarter.

The following table sets out select financial information associated with our Discontinued Operations.

	Quarterly results		Year to date
($ millions, unless otherwise noted)	Q2’13	Q2’12	2013	2012
Net Income – Reported
Net income from Discontinued Operations	8	(154)	111	127
Diluted EPS from Discontinued Operations ($)	0.01	(0.26)	0.18	0.21
Basic EPS from Discontinued Operations ($)	0.01	(0.26)	0.18	0.22
Revenue
Net premiums	53	65	129	141
Net investment income (loss)	(378)	650	(572)	385
Fee income	147	153	293	307
Total revenue	(178)	868	(150)	833

Premiums and deposits
Net premium revenue	53	65	129	141
Segregated fund deposits	52	66	120	212
Total premiums and deposits	105	131	249	353

The following table sets out select financial information associated with our Discontinued Operations included in our Consolidated Statements of Financial Position classified as held for sale as at June 30, 2013 and December 31, 2012.

($ millions)	Q2’13	Q4’12
Assets
General funds	14,746	15,067
Segregated funds	28,956	27,668
Total assets held for sale	43,702	42,735
Liabilities
General funds	11,915	12,689
Segregated funds	28,956	27,668
Total liabilities held for sale	40,871	40,357

Investments

The assets and liabilities of our Discontinued Operations have been classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale on our Consolidated Statements of Financial Position. The information in this section has been completed on the same basis. Total general fund invested assets as at June 30, 2013 does not include $14,019 million of invested assets separately disclosed in Assets of disposal group classified as held for sale. See Note 3 in our second quarter 2013 interim consolidated financial statements for additional information.

We had total general fund invested assets of $105.2 billion as at June 30, 2013. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 83.8% of the general fund invested assets are invested in cash and fixed income investments. Equity securities and investment properties represented 4.8% and 5.8% of the portfolio, respectively. The remaining 5.6% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	23

The following table sets out the composition of our invested assets.

	June 30, 2013(1)		December 31, 2012(1)
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	6,090	5.8%	7,026	6.7%
Debt securities – FVTPL(2)	42,409	40.3%	43,773	41.4%
Debt securities – AFS	10,895	10.4%	10,589	10.0%
Equity securities – FVTPL	4,240	4.0%	4,169	4.0%
Equity securities – AFS	803	0.8%	857	0.8%
Mortgages and loans	28,767	27.3%	27,248	25.8%
Derivative assets	1,226	1.2%	2,113	2.0%
Other invested assets	1,863	1.8%	1,272	1.2%
Policy loans	2,761	2.6%	2,681	2.5%
Investment properties	6,118	5.8%	5,942	5.6%
Total invested assets	105,172	100%	105,670	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

(2)

Not included in Debt securities were $887 million of certain asset-backed securities classified as Assets of disposal group classified as held for sale. The sale of our U.S. Annuity Business closed effective August 1, 2013. Immediately before the close, we redeployed these assets to support other lines of business in the Continuing Operations. See Note 3 in our Consolidated Financial Statements for additional information.

Debt Securities

As at June 30, 2013, we held $53.3 billion of debt securities, which represented 50.7% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 69.6% of the total debt securities as at June 30, 2013, compared to 69.9% as at December 31, 2012. We held 1.6% of debt securities rated “BB” and lower. Debt securities rated “BBB” or higher represented 98.4% of total debt securities as at June 30, 2013, 0.2% higher than at December 31, 2012.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 64.5% of our total debt securities as at June 30, 2013, compared to 64.3% as at December 31, 2012. Total government issued or guaranteed debt securities as at June 30, 2013 were $18.9 billion, compared to $19.4 billion as at December 31, 2012. Of this amount, $2.1 billion relates to debt securities issued by the U.S. government and other U.S. agencies. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at June 30, 2013 with the exception of certain countries where we have business operations, including Canada, the United States, United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt Securities of Governments and Financial Institutions by Geography

	June 30, 2013		December 31, 2012
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	11,831	1,843	12,902	1,718
United States	2,065	4,334	1,569	4,485
United Kingdom	1,874	1,438	1,912	1,391
Eurozone
France	16	77	16	76
Germany	136	34	179	20
Greece	–	–	–	–
Ireland	–	–	–	–
Italy	–	1	–	5
Netherlands	3	379	2	342
Portugal	–	–	–	–
Spain	–	39	–	37
Residual Eurozone	2	252	–	197
Other	2,977	948	2,825	993
Total	18,904	9,345	19,405	9,264

24	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our gross unrealized losses as at June 30, 2013 for FVTPL and AFS debt securities were $0.88 billion and $0.10 billion, respectively, compared with $0.17 billion and $0.03 billion, respectively, as at December 31, 2012. Gross unrealized losses as at June 30, 2013 included $0.01 billion related to Eurozone sovereign and financial debt securities.

Our debt securities as at June 30, 2013 included $9.3 billion invested in the financial sector, representing approximately 17.5% of our total debt securities, or 8.9% of our total invested assets. This compares to $9.3 billion, or 17.0%, of the debt security portfolio as at December 31, 2012.

Asset-backed Securities

Our debt securities as at June 30, 2013 included $2.3 billion of asset-backed securities reported at fair value, representing approximately 4.4% of our debt securities, or 2.2% of our total invested assets, which was $0.4 billion higher than the level reported as at December 31, 2012. The credit quality of asset-backed securities remained relatively stable during the second quarter of 2013. There were no changes to the lifetime expected losses for these assets, and any realized losses in the portfolio were substantially offset by previously established actuarial reserves.

Asset-backed Securities

	June 30, 2013(1)			December 31, 2012(1)
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	987	1,031	95.7%	824	896	95.2%
Residential mortgage-backed securities
Agency	531	531	100.0%	321	337	100.0%
Non-agency	40	43	94.5%	43	47	95.7%
Collateralized debt obligations	78	73	41.2%	75	70	26.0%
Other(2)	647	645	99.3%	592	598	99.1%
Total asset-backed securities	2,283	2,323	95.9%	1,855	1,948	94.7%

(1)

Amounts do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. The sale of our U.S. Annuity Business closed effective August 1, 2013. Immediately before close, we substituted cash for approximately $887 million of asset-backed securities supporting our insurance contract liabilities for fixed annuities in the Discontinued Operations. Of this amount, 30% are rated “BBB” and above. These asset-backed securities were reallocated to support other lines of business in the Continuing Operations. During the second quarter, we sold approximately 20% of the asset-backed securities supporting the general fund liabilities for fixed annuities in SLF U.S. See Note 3 in our Consolidated Financial Statements for additional information.

(2)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A, and other asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. We have seen improvement in housing as demand continues to be fueled by mortgage rates, which are attractive and affordable relative to renting. The increase in sales of existing homes and the limited construction of new homes has decreased levels of visible home inventory, which has led to higher housing prices in 2012 and early 2013. While foreclosure and delinquency status have decreased, both remain elevated relative to pre-crisis levels. Additionally, downside risk still exists as the economy remains fragile, credit availability for borrowers remains tight and payroll growth remains slow. Such an environment could have an adverse impact on our asset-backed securities portfolio.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at June 30, 2013, we had a total of $28.8 billion in mortgages and loans compared to $27.2 billion as at December 31, 2012. Our mortgage portfolio, which consists almost entirely of first mortgages, was $12.1 billion. Our loan portfolio, which consists of private placement assets, was $16.7 billion. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets, and this activity is reflected in the consistent increases seen period over period in our loan portfolio. Mortgages and loans by geographic location are set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography

	June 30, 2013			December 31, 2012
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,311	10,701	18,012	7,457	9,946	17,403
United States	4,753	3,919	8,672	4,515	3,399	7,914
United Kingdom	12	461	473	22	420	442
Other	–	1,610	1,610	–	1,489	1,489
Total	12,076	16,691	28,767	11,994	15,254	27,248

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	25

As at June 30, 2013, our mortgage portfolio of $12.1 billion consisted mainly of commercial mortgages, spread across approximately 2,900 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 56%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2012. The Canada Mortgage and Housing Corporation insures 21.4% of the Canadian commercial mortgage portfolio.

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets have not recovered to the same extent. There are signs of increased secondary market demand for stressed loans. However, recovery will depend on an increase in real estate demand, which in turn is dependent upon further job creation.

Mortgages and Loans Past Due or Impaired

	June 30, 2013
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,006	16,667	28,673	–		–	–
Past due:
Past due less than 90 days	3	–	3	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	129	36	165	62	(1)	12	74
Total	12,138	16,703	28,841	62		12	74

	December 31, 2012
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	11,865	15,230	27,095	–		–	–
Past due:
Past due less than 90 days	7	–	7	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	201	40	241	79	(1)	16	95
Total	12,073	15,270	27,343	79		16	95

(1)	Includes $43 million of sectoral provisions as at June 30, 2013 and $42 million of sectoral provisions as at December 31, 2012.

Impaired mortgages and loans, net of allowance for losses, amounted to $91 million as at June 30, 2013, $55 million lower than the December 31, 2012 level for these assets. The net carrying value of impaired mortgages amounted to $67 million as at June 30, 2013, $55 million lower than December 31, 2012. The majority of this net decrease is related to the sale of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $62 million as at June 30, 2013, $17 million lower than December 31, 2012. The sectoral provision related to mortgages included in the allowance for losses increased by $1 million to $43 million due to foreign currency fluctuations. Approximately 95.2% of the impaired mortgage loans are in the United States.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at June 30, 2013 was $1,401 million compared to $1,468 million as at December 31, 2012 for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

26	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative Instruments

($ millions)	June 30, 2013	December 31, 2012
Net fair value	280	1,519
Total notional amount	43,930	42,478
Credit equivalent amount	683	953
Risk-weighted credit equivalent amount	6	8

The total notional amount of derivatives in our portfolio increased to $43.9 billion as at June 30, 2013, from $42.5 billion at the end of 2012. This increase was primarily attributable to increases of nearly $900 million in currency contracts associated with hedging of foreign currency assets and transactions, and increases of approximately $350 million in interest rate option contracts purchased, specifically swaptions for the purpose of duration matching and replication. The net fair value of derivatives decreased to $280 million as at June 30, 2013, from $1,519 million at the end of 2012. This decrease was primarily due to the impact of increasing swap rates on our interest rate swap portfolio and the impact of the depreciation of the Canadian dollar on our currency contract portfolio.

Capital Management

Our total capital consists mainly of common shareholders’ equity, preferred shareholders’ equity and subordinated debt. As at June 30, 2013, our total capital was $20.7 billion, up from $20.0 billion as at December 31, 2012. The increase in total capital was primarily the result of common shareholders’ net income of $912 million and other comprehensive income of $428 million, partially offset by the redemption of subordinated debentures and $266 million of common shareholders’ dividends (net of the dividend reinvestment and share purchase plan).

During the quarter, SLF Inc. completed the redemption of all of its outstanding $350 million principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018.

Sun Life Assurance’s MCCSR ratio was 217% as at June 30, 2013, compared to 209% as at December 31, 2012. MCCSR increased in the first half of 2013 as a result of strong earnings, favourable market experience and changes in regulatory requirements. As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 Employee Benefits, relating to cumulative changes in liabilities for defined benefit plans, as per the Office of the Superintendent of Financial Institutions’ 2013 MCCSR Guideline. Sun Life Assurance will phase in a reduction of approximately $155 million to its available capital over eight quarters, ending in the fourth quarter of 2014. Any quarterly changes in the liabilities for defined benefit plans impacting available capital for Sun Life Assurance will be phased in over 12 quarters.

Risk Management

The shaded text and table in the following section of this document represents our disclosure on market risks in accordance with IFRS 7 Financial Instruments – Disclosures and is an integral part of our unaudited interim consolidated financial statements for the quarter ended June 30, 2013. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

The assets and liabilities of our Discontinued Operations are classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale in our Consolidated Statements of Financial Position. As a result, balances presented do not include the products of the Discontinued Operations, primarily domestic U.S. variable and fixed annuities. Unless otherwise indicated, amounts presented in the sections that follow reflect the results of our Continuing Operations. When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	27

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market values during the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the second quarter of 2013, we realized $36 million (pre-tax) in net gains on the sale of AFS assets from Continuing Operations. At June 30, 2013, the net unrealized gains or OCI position on AFS fixed income and equity assets from Continuing Operations was $236 million and $123 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2013 and December 31, 2012.

28	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Rate and Equity Market Sensitivities

As at June 30, 2013(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(350)	$(150)	$100	$200
Segregated Funds(4)	$ –	$ –	$ –	$ –
Fixed Annuity and Other	$ –	$ –	$ –	$ –
Total	$(350)	$(150)	$100	$200
Potential impact on OCI(5)	$350	$150	$(150)	$(300)
Potential impact on MCCSR(6)(8)	7% points decrease	3% points decrease	2% points increase	4% points increase
Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(200)	$(50)	$50	$100
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)(8)	12% points decrease	5% points decrease	3% points increase	6% points increase

As at December 31, 2012(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(300)	$(150)	$100	$200
Segregated Funds(4)	$ –	$ –	$ –	$ –
Fixed Annuity and Other	$ –	$ –	$ –	$(50)
Total	$(300)	$(150)	$100	$150
Potential impact on OCI(5)	$300	$150	$(150)	$(300)
Potential impact on MCCSR(6)	6% points decrease	3% points decrease	1% point increase	3% points increase
Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(150)	$(50)	$50	$100
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)	8% points decrease	3% points decrease	4% points increase	5% points increase

(1)  Net income and OCI sensitivities have been rounded to the nearest $50 million.

(2)  Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2013 and December 31, 2012, respectively. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)  The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2013 and December 31, 2012, respectively, and include new business added and product changes implemented prior to such dates.

(4) Segregated Funds is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

(5)  A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.

(6)  The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2013 and December 31, 2012, respectively. This excludes the impact on assets and liabilities that are in Sun Life Financial Inc. but not included in Sun Life Assurance.

(7)  Represents the respective change across all equity markets as at June 30, 2013 and December 31, 2012, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(8) MCCSR sensitivities reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of June 30, 2013, we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $125 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $125 million. In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	29

As of June 30, 2013, we estimate that a 20 basis point increase in swap spread levels would decrease net income by approximately $25 million and a decrease of 20 basis points in swap spread levels would increase net income by approximately $50 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with any asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products are the reinvestment risk related to future premiums on regular premium policies, and asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and are rebalanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow policyholders to surrender their policies at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Funds

Approximately one third of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity for Continuing Operations is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

30	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

	June 30, 2013
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,371	364	11,386	159
SLF U.S.	4,438	273	4,570	84
Run-off reinsurance(4)	2,697	566	2,212	436
Total	19,506	1,203	18,168	679

	December 31, 2012
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,283	554	11,731	488
SLF U.S.	4,062	238	4,164	101
Run-off reinsurance(4)	2,335	597	2,106	500
Total	18,680	1,389	18,001	1,089

(1)

The amount at risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2012 to June 30, 2013 was primarily as a result of the following factors:

(i)	fund values increased due to favorable equity market movements and the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk decreased due to favourable equity market movements;
(iii)	the value of guarantees increased due to the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block net of new business written; and
(iv)	insurance contract liabilities decreased due to favourable equity market and interest rate movement.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at June 30, 2013, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at June 30, 2013.

Impact of Segregated Fund Hedging for Continuing Operations

($ millions)	Changes in interest rates(3)		Changes in equity markets(4)

Net income sensitivity(1)(2)	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(150)	(300)	(200)	(600)
Hedging impact	150	300	200	500
Net of hedging	–	–	–	(100)

(1)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2)	Net income sensitivities have been rounded to the nearest $50 million.
(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at June 30, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	31

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at June 30, 2013 would decrease net income by approximately $150 million. Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at June 30, 2013 would increase net income by approximately $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2012 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other than proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2013 and December 31, 2012. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the June 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2013 and December 31, 2012, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

32	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our annual consolidated financial statements, annual MD&A and AIF, for the year ended December 31, 2012.

Changes in Accounting Policies

Changes Adopted in 2013

We have adopted a number of new and amended IFRS standards in the current year. For additional information, refer to Note 2 in our interim consolidated financial statements.

Future Accounting Changes

In June 2013, the IASB issued its second exposure draft on Insurance Contracts. Comments are due by October 25, 2013. Although a specific effective date has not been proposed, the IASB expects the standard to be effective approximately three years after the issuance of a final standard. We are reviewing and assessing the impact of the exposure draft.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period beginning on April 1, 2013 and ended on June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to stakeholders in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	33

impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliations of Select Net Income Measures from Continuing Operations

($ millions, unless otherwise noted)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12
Net income from Continuing Operations	391	410	284	441	244
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	9	14	(6)	16	(5)
Fair value adjustments on share-based payment awards at MFS	(42)	(52)	(39)	(34)	(1)
Restructuring and other related costs	(7)	–	(4)	–	–
Operating net income (loss) from Continuing Operations	431	448	333	459	250

Net equity market impact	(14)	47	13	34	(33)
Net interest rate impact	57	(1)	(63)	(70)	(116)
Net gains from changes in the fair value of real estate	4	5	20	13	7
Actuarial assumption changes driven by changes in capital market movements	–	5	21	(10)	–
Operating net income (loss) excluding the net impact of market factors	384	392	342	492	392

Reported EPS from Continuing Operations (diluted) ($)	0.64	0.68	0.47	0.74	0.41
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.01	0.02	(0.01)	0.03	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.07)	(0.09)	(0.07)	(0.06)	–
Restructuring and other related costs ($)	(0.01)	–	(0.01)	–	–
Impact of convertible securities on diluted EPS ($)	–	–	–	–	–
Operating EPS from Continuing Operations (diluted) ($)	0.71	0.75	0.56	0.77	0.42

34	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliations of Select Net Income Measures from Combined Operations

($ millions, unless otherwise noted)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12
Net income	399	513	395	383	90
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	9	14	(6)	16	(5)
Fair value adjustments on share-based payment awards at MFS	(42)	(52)	(39)	(34)	(1)
Restructuring and other related costs	(44)	(14)	(7)	–	(2)
Goodwill and intangible asset impairment charges	–	–	(6)	–	–
Operating net income (loss)	476	565	453	401	98

Net equity market impact	(36)	109	49	89	(131)
Net interest rate impact	98	13	(51)	(64)	(196)
Net gains from changes in the fair value of real estate	4	5	20	13	7
Actuarial assumption changes driven by changes in capital market movements	–	9	15	(42)	–
Operating net income (loss) excluding the net impact of market factors	410	429	420	405	418

Reported EPS (diluted) ($)	0.65	0.85	0.65	0.64	0.15
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.01	0.02	(0.01)	0.03	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.07)	(0.09)	(0.07)	(0.06)	–
Restructuring and other related costs ($)	(0.08)	(0.02)	(0.01)	–	(0.01)
Goodwill and intangible asset impairment charges ($)	–	–	(0.01)	–	–
Impact of convertible securities on diluted EPS ($)	–	–	(0.01)	(0.01)	–
Operating EPS (diluted) ($)	0.79	0.94	0.76	0.68	0.17

Reported ROE (annualized)	10.7%	14.3%	11.4%	11.3%	2.7%
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	0.2%	0.4%	(0.2)%	0.5%	(0.1)%
Fair value adjustments on share-based payment awards at MFS	(1.1)%	(1.5)%	(1.1)%	(1.0)%	–
Restructuring and other related costs	(1.2)%	(0.4)%	(0.2)%	–	(0.1)%
Goodwill and intangible asset impairment charges	–	–	(0.2)%	–	–
Operating ROE (annualized)	12.8%	15.8%	13.1%	11.8%	2.9%

Management also uses the following non-IFRS financial measures:

Adjusted Revenue. This measure excludes from revenue the impact of: (i) foreign exchange; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada’s GB operations; and (iv) net premiums from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12
Revenues	1,218	3,790	4,250	4,952	5,182
Adjustments
Foreign exchange	26	(4)	(33)	(27)	–
Fair value changes in FVTPL assets and liabilities	(3,356)	(348)	(274)	1,233	1,339
Reinsurance in SLF Canada’s GB operations	(1,090)	(1,140)	(1,074)	(1,073)	(1,064)
Net premiums from domestic individual insurance operations in SLF U.S.	111	105	103	109	144
Adjusted revenue	5,527	5,177	5,528	4,710	4,763

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	35

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) foreign exchange; (ii) reinsurance for the insured business in SLF Canada’s GB operations; and (iii) net premiums and deposits from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12
Premiums and deposits	32,642	28,917	31,882	26,060	25,057
Adjustments
Foreign exchange	371	(42)	(512)	(328)	–
Reinsurance in SLF Canada’s GB operations	(1,090)	(1,140)	(1,074)	(1,073)	(1,064)
Net premiums and deposits from domestic individual insurance operations in SLF U.S.	110	120	103	110	144
Adjusted premiums and deposits	33,251	29,979	33,365	27,351	25,977

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the impact of the sale of our U.S. Annuity Business; (ii) statements concerning the impact of the low interest rate environment on continuing operations; (iii) statements relating to our growth strategies, financial objectives, future results of operations, and strategic goals; (iv) statements concerning our 2015 operating income objective and our 2015 operating return on equity objective (collectively, our “2015 financial objectives”); (v) statements relating to productivity and expense initiatives, growth initiatives and other business objectives; (vi) other statements that are predictive in nature or that depend upon or refer to future events or conditions; and (vii) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “initiatives”, “strategy”, “strive”, “target”, “will” and similar expressions.

Future results and shareholder value may differ materially from those expressed in forward-looking statements due to, among other factors:

•	the assumptions and other factors set out in this document;
•	the matters set out in the Company’s 2012 annual MD&A under the headings Critical Accounting Policies and Estimates and Risk Management;
•	the risk factors set out in the Company’s 2012 AIF under Risk Factors; and
•	other factors detailed in the Company’s annual and interim financial statements and any other filings with Canadian and U.S. securities regulators made available at www.sedar.com and www.sec.gov.

36	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

By their very nature, forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained in this document describe our expectations, estimates and projected future events at the date of this document and are not statements of historical facts. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this document. The forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this document. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this document, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our 2015 financial objectives, are listed below. The realization of our forward-looking statements, including our ability to meet our 2015 financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: economic uncertainty; changes or volatility in interest rates and spreads; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; the performance of equity markets; risks in implementing business strategies; risk management; market conditions that affect the Company’s capital position or its ability to raise capital; risks related to the sale of our U.S. Annuity Business; downgrades in financial strength or credit ratings; risks relating to financial modelling errors; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; the ability to attract and retain employees; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to our information technology infrastructure; breaches or failure of information system security and privacy, including cyber terrorism; dependence on third-party relationships including outsourcing arrangements; risks relating to real estate investments; risks relating to operations in Asia including the Company’s joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; business continuity risks; failure of information systems and Internet-enabled technology; risks relating to estimates and judgments used in calculating taxes; the impact of mergers and acquisitions; the impact of competition; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	37

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended		For the six months ended
	(unaudited, in millions of Canadian dollars except for per share amounts)	June 30, 2013	June 30, 2012(1)	June 30, 2013	June 30, 2012(1)
	Revenue
	Premiums
	Gross	$3,709	$3,130	$7,117	$6,436
	Less: Ceded	1,335	1,265	2,710	2,573
	Net	2,374	1,865	4,407	3,863
	Net investment income (loss):
	Interest and other investment income	1,272	1,192	2,509	2,205
	Change in fair value through profit or loss assets and liabilities (Note 5)	(3,356)	1,339	(3,704)	769
	Net gains (losses) on available-for-sale assets	36	68	60	87
	Net investment income (loss)	(2,048)	2,599	(1,135)	3,061
	Fee income	892	718	1,736	1,433
	Total revenue	1,218	5,182	5,008	8,357

	Benefits and expenses
	Gross claims and benefits paid (Note 7)	3,047	2,806	5,958	5,608
	Increase (decrease) in insurance contract liabilities (Note 7)	(2,555)	1,751	(2,333)	1,725
	Decrease (increase) in reinsurance assets (Note 7)	(76)	284	(183)	80
	Increase (decrease) in investment contract liabilities (Note 7)	16	(5)	32	10
	Reinsurance expenses (recoveries) (Note 13)	(1,285)	(1,209)	(2,543)	(2,419)
	Commissions	407	336	796	660
	Net transfer to (from) segregated funds (Note 10)	(1)	(33)	(3)	(37)
	Operating expenses	989	794	1,946	1,615
	Premium taxes	59	56	116	119
	Interest expense	89	97	176	186
	Total benefits and expenses	690	4,877	3,962	7,547

	Income (loss) before income taxes	528	305	1,046	810
	Less: Income tax expense (benefit) (Note 8)	108	32	193	99

	Total net income (loss) from continuing operations	420	273	853	711
	Less: Net income (loss) attributable to participating policyholders	(1)	(1)	(7)	1

	Shareholders’ net income (loss) from continuing operations	421	274	860	710
	Less: Preferred shareholders’ dividends	30	30	59	61
	Common shareholders’ net income (loss) from continuing operations	$391	$244	$801	$649
	Common shareholders’ net income (loss) from discontinued operation (Note 3)	$8	$(154)	$111	$127
	Common shareholders’ net income (loss)	$399	$90	$912	$776

(1) Balances have been restated. Refer to Notes 2 and 3.
Average exchange rates during the reporting periods:	U.S. dollars	1.02	1.01	1.02	1.01
	U.K. pounds	1.57	1.60	1.57	1.59
	Earnings (loss) per share (Note 12)
	Basic earnings (loss) per share from continuing operations	$0.65	$0.41	$1.33	$1.10
	Basic earnings (loss) per share from discontinued operation	$0.01	$(0.26)	$0.18	$0.22
	Basic earnings (loss) per share	$0.66	$0.15	$1.51	$1.32

	Diluted earnings (loss) per share from continuing operations	$0.64	$0.41	$1.32	$1.09
	Diluted earnings (loss) per share from discontinued operation	$0.01	$(0.26)	$0.18	$0.21
	Diluted earnings (loss) per share	$0.65	$0.15	$1.50	$1.30
	Dividends per common share	$0.36	$0.36	$0.72	$0.72

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Second Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the sixth months ended
(unaudited, in millions of Canadian dollars)	June 30, 2013	June 30, 2012(1)	June 30, 2013	June 30, 2012(1)
Total net income (loss)	$428	$119	$964	$838
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	362	188	567	6
Unrealized gains (losses) on net investment hedges	(59)	(23)	(88)	(6)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(282)	15	(153)	191
Reclassifications to net income (loss)	(24)	(74)	(56)	(99)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	7	(5)	9	7
Reclassifications to net income (loss)	(5)	2	(9)	(4)
Total items that may be reclassified subsequently to income	(1)	103	270	95
Items that will not be classified subsequently to income:
Changes in liabilities for defined benefit plans	160	–	161	–
Total items that will not be reclassified subsequently to income	160	–	161	–
Total other comprehensive income (loss)	159	103	431	95
Total comprehensive income (loss)	587	222	1,395	933
Less: Participating policyholders’ comprehensive income (loss)	–	–	(4)	1
Shareholders’ comprehensive income (loss)	$587	$222	$1,399	$932

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$2	$–	$(1)	$5
Unrealized gains / losses on available-for-sale assets	49	16	29	(33)
Reclassifications to net income for available-for-sale assets	(1)	18	(1)	24
Unrealized gains / losses on cash flow hedges	(6)	(1)	(10)	(7)
Reclassifications to net income for cash flow hedges	1	–	3	2
Total items that may be reclassified subsequently to income	45	33	20	(9)
Items that will not be reclassified subsequently to income:
Changes in liabilities for defined benefit plans	(71)	–	(67)	–
Total items that will not be reclassified subsequently to income	(71)	–	(67)	–
Total income tax benefit (expense) included in other comprehensive income (loss)	$(26)	$33	$(47)	$(9)

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	39

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As at
(unaudited, in millions of Canadian dollars)		June 30, 2013	December 31, 2012(1)	June 30, 2012(1)
Assets
Cash, cash equivalents and short-term securities (Note 5)		$6,090	$7,026	$8,391
Debt securities (Note 5)		53,304	54,362	63,354
Equity securities (Note 5)		5,043	5,026	4,702
Mortgages and loans		28,767	27,248	28,868
Derivative assets		1,226	2,113	2,720
Other invested assets (Note 5)		1,863	1,272	1,451
Policy loans		2,761	2,681	3,287
Investment properties		6,118	5,942	5,684
Invested assets		105,172	105,670	118,457
Other assets		3,058	2,657	3,112
Reinsurance assets (Note 7)		3,576	3,240	3,438
Deferred tax assets		993	1,099	1,773
Property and equipment		660	665	587
Intangible assets		872	862	888
Goodwill		3,975	3,911	3,940
Assets of disposal group classified as held for sale (Note 3)		14,746	15,067
Total general fund assets		133,052	133,171	132,195
Investments for account of segregated fund holders from continuing operations (Note 10)		68,408	64,987	90,160
Investments for account of segregated fund holders classified as held for sale (Note 3)		28,956	27,668
Total assets		$230,416	$225,826	$222,355

Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)		$86,537	$87,275	$97,937
Investment contract liabilities (Note 7)		2,453	2,303	3,141
Derivative liabilities		946	594	1,144
Deferred tax liabilities		2	6	5
Other liabilities		8,331	8,169	8,345
Senior debentures		2,849	2,849	2,849
Subordinated debt		2,400	2,740	2,743
Liabilities of disposal group classified as held for sale (Note 3)		11,915	12,689
Total general fund liabilities		115,433	116,625	116,164
Insurance contracts for account of segregated fund holders from continuing operations (Note 10)		62,220	59,025	84,490
Investment contracts for account of segregated fund holders from continuing operations (Note 10)		6,188	5,962	5,670
Insurance contracts for account of segregated fund holders classified as held for sale (Note 3)		28,956	27,668
Total liabilities		$212,797	$209,280	$206,324

Equity
Issued share capital and contributed surplus		$10,792	$10,621	$10,485
Retained earnings and accumulated other comprehensive income		6,827	5,925	5,546
Total equity		$17,619	$16,546	$16,031
Total liabilities and equity		$230,416	$225,826	$222,355
(1) Balances have been restated. Refer to Note 2.

Exchange rates at the end of the reporting periods:	U.S. dollars	1.05	0.99	1.02
	U.K. pounds	1.60	1.61	1.60

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 7, 2013.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

40	Sun Life Financial Inc.	Second Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2013	June 30, 2012(1)
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,503	$2,503
Common shares
Balance, beginning of period	8,008	7,735
Stock options exercised	46	6
Issued under dividend reinvestment and share purchase plan (Note 9)	131	134
Balance, end of period	8,185	7,875
Contributed surplus
Balance, beginning of period	110	102
Share-based payments	3	6
Stock options exercised	(9)	(1)
Balance, end of period	104	107
Retained earnings
Balance, beginning of period	5,817	5,107
Net Income (loss)	971	837
Dividends on common shares	(434)	(425)
Dividends on preferred shares	(59)	(61)
Balance, end of period	6,295	5,458
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	604	320
Unrealized cumulative translation differences, net of hedging activities	(464)	(287)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains on derivatives designated as cash flow hedges	13	9
Cumulative changes in liabilities for defined benefit plans (Note 2)	(179)	(179)
Balance, beginning of period	(20)	(131)
Total other comprehensive income (loss) for the period	428	95
Balance, end of period	408	(36)
Total shareholders’ equity, end of period	$17,495	$15,907
Participating policyholders:
Retained earnings
Balance, beginning of period	$131	$124
Net income (loss)	(7)	1
Balance, end of period	124	125
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(3)	(1)
Balance, beginning of period	(3)	(1)
Total other comprehensive income (loss) for the period	3	–
Balance, end of period	–	(1)
Total participating policyholders’ equity, end of period	$124	$124
Total equity	$17,619	$16,031

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	41

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended			For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2013	June 30, 2012(1)		June 30, 2013	June 30, 2012(1)
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$537	$65		$1,209	$992
Add: interest expense related to financing activities	86	95		172	184
Operating items not affecting cash:
Increase (decrease) in contract liabilities	(3,090)	2,169		(3,407)	1,283
(Increase) decrease in reinsurance assets	(120)	476		(181)	18
Unrealized (gains) losses on investments	3,908	(1,264	)(2)	4,365	(632	)(2)
Other non-cash items	132	55		(563)	(306)
Operating cash items:
Deferred acquisition costs	(12)	(13)		(23)	(25)
Realized (gains) losses on investments	(122)	(549	)(2)	73	(246	)(2)
Sales, maturities and repayments of investments	17,414	29,187	(2)	32,427	48,662	(2)
Purchases of investments	(18,965)	(28,810	)(2)	(32,815)	(48,995	)(2)
Change in policy loans	(9)	(11)		(13)	(6)
Income taxes received (paid)	(71)	(20)		(221)	(55)
Other cash items	(535)	290	(2)	(898)	44	(2)
Net cash provided by (used in) operating activities	(847)	1,670		125	918
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(11)	(53)		(27)	(77)
Investment in and transactions with associates and joint ventures
(Note 3)	(288)	38		(313)	32
Dividends received from associates and joint ventures	–	–		10	–
Other investing activities	(11)	(20)		(16)	(27)
Net cash provided by (used in) investing activities	(310)	(35)		(346)	(72)
Cash flows provided by (used in) financing activities
Borrowed funds	(2)	(10)		(9)	14
Collateral on senior financing	1	(3)		13	(5)
Issuance of subordinated debt	–	–		–	796
Redemption of subordinated debt (Note 9)	(350)	(800)		(350)	(800)
Issuance of common shares on exercise of stock options	12	1		37	5
Dividends paid on common and preferred shares	(177)	(175)		(355)	(346)
Interest expense paid	(97)	(127)		(149)	(210)
Net cash provided by (used in) financing activities	(613)	(1,114)		(813)	(546)
Changes due to fluctuations in exchange rates	(23)	26		(46)	9
Increase (decrease) in cash and cash equivalents	(1,793)	547		(1,080)	309
Net cash and cash equivalents, beginning of period	4,544	4,107		3,831	4,345
Net cash and cash equivalents, end of period	2,751	4,654		2,751	4,654
Short-term securities, end of period	4,002	3,486		4,002	3,486
Net cash and cash equivalents and short-term securities, end of period	$6,753	$8,140		$6,753	$8,140
Less: Net cash and cash equivalents and short-term securities, classified as held for sale, as at June 30, 2013 (Note 3)	$1,056			$1,056
Net cash and cash equivalents and short-term securities from continuing operations, as at June 30, 2013	$5,697			$5,697

(1)	Balances have been restated. Refer to Note 2.
(2)	Certain derivative cash flows within operating activities have been reclassified to be consistent with the current presentation of these cash flows.

The attached notes form part of these Interim Consolidated Financial Statements.

42	Sun Life Financial Inc.	Second Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2012 Annual Consolidated Financial Statements except as described in Note 2. Our Interim Consolidated Financial Statements should be read in conjunction with our 2012 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies and Adjustments

2.A New and Amended International Financial Reporting Standards Adopted in 2013

We have adopted the following new and amended standards in the current year.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under this standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013.

As a result of the adoption of this standard, we have deconsolidated Sun Life Capital Trust and Sun Life Capital Trust II (together, the “SL Capital Trusts”) which issued the Sun Life ExchangEable Capital Securities (“SLEECS”), for all periods presented in our Interim Consolidated Financial Statements. We have deconsolidated the SL Capital Trusts because the primary asset in each of these trusts is a senior debenture issued by us and therefore we do not have exposure or rights to variable returns from our involvement in these entities. This deconsolidation did not have any impact on our Interim Consolidated Statements of Operations or our basic and diluted earnings per share (“EPS”) for the current period or any of the prior periods presented. However, the deconsolidation impacted our Consolidated Statements of Financial Position for the current period and all prior periods presented. The impact of the deconsolidation on the Consolidated Statements of Financial Position for prior periods is shown in the table at the end of this note. Similar adjustments were made in the current period.

The segregated fund assets continue to be reported on the Interim Consolidated Statements of Financial Position as a single line as Investments for account of segregated fund holders since we have legal ownership of these assets. Since the policyholder bears the risks and rewards of the fund’s performance, we continue to present only the fee income earned from the segregated funds and not the investment income earned on these assets that is credited to the policyholder. We have not consolidated the underlying mutual funds that the segregated funds invest in even though in some cases we have power over these funds because the policyholder, not us, is exposed to the variability associated with these funds. In Note 10, we have expanded our disclosures related to the risks associated with our segregated funds by providing disclosure of the composition of the Investments for account of segregated fund holders by type of segregated fund. This standard has not yet been adopted in all jurisdictions that use IFRS and we will continue to monitor the implementation of the standard in other jurisdictions.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on our Interim Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We will include the relevant disclosures in our 2013 Annual Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	43

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative period from IFRS 12. The effective date of these amendments was January 1, 2013, consistent with the effective date of IFRS 10, 11 and 12. We applied these amendments when we adopted IFRS 10 and IFRS 11 on January 1, 2013 and will apply the transitional guidance amendments related to IFRS 12 in our 2013 Annual Consolidated Financial Statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced by IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 did not have an impact on our Interim Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement (“IFRS 13”) was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for interim and annual periods beginning on or after January 1, 2013. We have included the additional disclosures required by this standard in Note 5 of our Interim Consolidated Financial Statements and additional disclosures will be included in our 2013 Annual Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits (“IAS 19”) was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in net income, but will be recognized immediately in other comprehensive income (“OCI”). Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013. The adoption of these amendments did not have a material impact on our Interim Consolidated Statements of Operations or our EPS for the current period as well as all prior periods presented. As a result of the adoption of this standard, we have a new component of OCI and accumulated OCI for the changes in liabilities for defined benefit plans. The impact of adoption on our Consolidated Statements of Financial Position for prior periods is shown in the table included later in this note.

In June 2011, IAS 1 Presentation of Financial Statements was amended. The amendments require separate presentation within OCI of items which may be subsequently reclassified to net income and items that will not be reclassified to net income. The amendments are effective for annual periods beginning on or after July 1, 2012. We have included these presentation amendments on our Interim Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have an impact on our Interim Consolidated Financial Statements as we have provided the appropriate disclosure in our 2012 Annual Consolidated Financial Statements.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

44	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.A.i Summary of Impact Upon Adoption of Changes in IFRS

The following tables summarize the impact of adoption of these changes in accounting policies in our Consolidated Statements of Financial Position:

As at January 1, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$8,837	$–	$(8)	$8,829
Other invested assets	$1,348	$–	$3	$1,351
Other assets	$2,885	$(54)	$9	$2,840
Deferred tax assets	$1,694	$94	$–	$1,788
Liabilities and equity
Liabilities
Deferred tax liabilities	$7	$1	$–	$8
Other liabilities	$8,011	$244	$(1)	$8,254
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$5,304	$(205)	$–	$5,099

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

As at June 30, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$8,399	$–	$(8)	$8,391
Other invested assets	$1,448	$–	$3	$1,451
Other assets	$3,157	$(54)	$9	$3,112
Deferred tax assets	$1,679	$94	$–	$1,773
Liabilities and equity
Liabilities
Deferred tax liabilities	$4	$1	$–	$5
Other liabilities	$8,102	$244	$(1)	$8,345
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$5,751	$(205)	$–	$5,546

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

As at December 31, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$7,034	$–	$(8)	$7,026
Other invested assets	$1,269	$–	$3	$1,272
Other assets	$2,702	$(54)	$9	$2,657
Deferred tax assets	$1,005	$94	$–	$1,099
Liabilities and equity
Liabilities
Deferred tax liabilities	$5	$1	$–	$6
Other liabilities	$7,925	$244	$–	$8,169
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$696	$–	$(696)	$–
Equity
Retained earnings and accumulated other comprehensive income (1)	$6,130	$(205)	$–	$5,925

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	45

2.B New and Amended International Financial Reporting Standards Issued in 2013

In May 2013, Recoverable Amount Disclosures for Non-Financial Assets was issued, which amends IAS 36 Impairment of Assets. These narrow-scope amendments address the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. These amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments may have on our Consolidated Financial Statements.

In May 2013, International Financial Reporting Interpretations 21: Levies (“IFRIC 21”) was issued. IFRC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of this interpretation may have on our Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 Financial Instruments: Recognition and Measurement. Under these narrow scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments may have on our Consolidated Financial Statements.

2.C Accounting Adjustment

During the fourth quarter of 2012, we adjusted for two prior period errors in our insurance contract liability valuation models resulting in a decrease in retained earnings of $86 as at January 1, 2012. Details can be found in Note 2.B of our 2012 Annual Consolidated Financial Statements.

In the Interim Consolidated Statements of Operations for the three months and six months ended June 30, 2012, the effect of these adjustments was that the Common shareholders’ net income (loss) increased by $39. This is due to a decrease of $272 in the Increase (decrease) in insurance contract liabilities, an increase of $221 in the Decrease (increase) in reinsurance assets, less an increase of $24 in Income tax expense (benefit) plus the after tax income from discontinued operation of $12. These adjustments were recorded in our Sun Life Financial United States (“SLF U.S.”) segment.

As a result of the opening adjustments and the adjustments described in the previous paragraph, our closing retained earnings for the comparable periods decreased by $47 as at June 30, 2012.

3.   Acquisition and Held for Sale Classification and Discontinued

      Operation

3.A Acquisition

On April 12, 2013, in connection with a strategic partnership between Sun Life Assurance and Khazanah Nasional Berhad (“Khazanah”), Sun Life Assurance acquired 49% of each of CIMB Aviva Assurance Berhad, a Malaysian insurance company and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, “CIMB Aviva”) from Aviva International Holdings Limited and, subsequently, Khazanah acquired 49% of CIMB Aviva from CIMB Group Holdings Berhad (“CIMB Group”). CIMB Group retained a two percent share in CIMB Aviva. The transaction included an exclusive right to distribute insurance products of CIMB Aviva, including takaful products, through CIMB Bank’s network across Malaysia. Sun Life Assurance’s contribution to the transaction was valued at $301. Our investment in CIMB Aviva is accounted for using the equity method of accounting.

3.B Held for Sale Classification and Discontinued Operation

On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC (the “purchaser”), a Delaware limited liability company, pursuant to which we agreed to sell our U.S. Annuities business and certain of our U.S. life insurance businesses to the purchaser for a base purchase price of US$1,350 million, adjusted to reflect the performance of the business through closing. The sale closed effective on August 1, 2013 and will be reflected in our third quarter Interim Consolidated Financial Statements. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”), which included the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. This transaction included the transfer of certain related operating assets, systems and employees that supported these businesses.

The assets and liabilities of the disposal group are comprised almost entirely of financial assets and liabilities that are not within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 does not address the situation which arises when the carrying amounts of scoped-in non-current assets are less than the amount by which a disposal group’s carrying amount exceeds its fair value less costs to sell. We have concluded that it is appropriate to recognize the loss on disposition at the time the transaction is completed and the related assets and liabilities are derecognized. Loss recognition at that time will coincide with the transfer of risks to the purchaser. In the third quarter of 2013, we expect to recognize a loss on disposition of approximately $800. The loss was calculated by netting the adjusted purchase price against the net carrying value of the assets and liabilities classified as held for sale and the cumulative foreign currency translation difference for the operation.

46	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The amount of the loss is subject to several other adjustments to reflect closing price adjustments, pre-closing transactions, closing costs, and certain tax adjustments and therefore, the actual loss recorded in the third quarter may differ from our current estimate. The adjusted purchase price was derived from the base purchase price of US$1,350 million adjusted based on business results from September 30, 2012 to July 31, 2013 measured on a U.S. statutory basis and other agreed terms. As at June 30, 2013, the net carrying value of assets less liabilities classified as held for sale was $2,831 and the cumulative foreign currency translation difference for the operation was a gain of $102. These carrying values do not include adjustments that relate to transactions that occurred subsequent to June 30, 2013 and prior to the date of close.

Pre-closing transactions subsequent to June 30, 2013 and prior to the date of close, together with other costs, resulted in additional losses that will be recorded in profit and loss in the third quarter 2013. Together with the accounting loss on disposition, the total decline in shareholders’ equity is estimated to be approximately $1,100.

As a result of the stock purchase agreement referred to above, we were committed to sell the U.S. Annuities business included as a part of the SLF U.S. segment. The operations and cash flows of the U.S. Annuities business could be clearly distinguished, operationally and for financial reporting purposes, from the rest of our operations. The financial results of the U.S. Annuities business have been disclosed publicly and have been separately reported to key management personnel. In addition, the U.S. Annuities business was comprised of two cash generating units. As this transaction was part of a single coordinated plan to dispose of a separate major line of business within our U.S. reportable business segment, it met the criteria to be presented as a discontinued operation. Other than the U.S. Annuities business, Sun Life (U.S.)’s operations also included certain U.S. life insurance businesses, including corporate and bank-owned life insurance products and variable life insurance products. These businesses are also presented as part of the discontinued operation but were not a significant component of the sale.

The results of operations relating to our U.S. Annuities business and certain life insurance businesses (the “U.S. Annuity Business”) in SLF U.S. are reflected as a discontinued operation in our Interim Consolidated Statements of Operations for all periods presented. The related assets and liabilities are separately presented as assets and liabilities classified as held for sale respectively in our Interim Consolidated Statements of Financial Position as at June 30, 2013.

Discontinued Operation

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the common shareholders’ net income (loss) from discontinued operation included in our Interim Consolidated Statements of Operations are as follows:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net premiums	$53	$65	$129	$141
Net investment income (loss)	(378)	650	(572)	385
Fee income	147	153	293	307
Total revenue	(178)	868	(150)	833
Gross claims and benefits paid	447	449	869	930
Changes in insurance / investment contract liabilities and reinsurance assets, net of reinsurance recoveries	(736)	532	(1,341)	(604)
Net transfer to (from) segregated funds	35	62	33	186
Other expenses	67	65	126	139
Total benefits and expenses	(187)	1,108	(313)	651
Income (loss) before income taxes	9	(240)	163	182
Income tax expense (benefit)	1	(86)	52	55
Total net income (loss) from discontinued operation	8	(154)	111	127
Shareholders’ net income (loss) from discontinued operation	8	(154)	111	127
Common shareholders’ net income (loss) from discontinued operation	$8	$(154)	$111	$127

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Interim Consolidated Statements of Cash Flows are as follows:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net cash provided by (used in) operating activities	$(242)	$294	$(195)	$(176)
Net cash provided by (used in) financing activities	–	–	(5)	(4)
Changes due to fluctuations in exchange rates	14	7	23	(8)
Increase (decrease) in cash and cash equivalents	$(228)	$301	$(177)	$(188)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	47

Disposal Group Classified as Held for Sale

Assets and Liabilities of the Disposal Group Classified as Held for Sale

The composition of the assets and liabilities of the disposal group classified as held for sale included in our Interim Consolidated Statements of Financial Position are as follows:

As at	June 30, 2013	December 31, 2012
Assets
Cash, cash equivalents and short-term securities	$1,056	$574
Debt securities	9,852	10,449
Equity securities	49	47
Mortgages and loans	2,185	2,234
Derivative assets	147	309
Other invested assets	25	25
Policy loans	570	559
Investment properties	135	150
Invested assets	14,019	14,347
Other assets	120	156
Reinsurance assets	165	158
Deferred tax assets	442	406
Total general fund assets	14,746	15,067
Investments for account of segregated fund holders	28,956	27,668
Total assets of disposal group classified as held for sale	$43,702	$42,735
Liabilities
Insurance contract liabilities	$10,531	$11,238
Investment contract liabilities	1,004	957
Derivative liabilities	429	265
Other liabilities	(49)	229
Total general fund liabilities	11,915	12,689
Insurance contract for account of segregated fund holders	28,956	27,668
Total liabilities of disposal group classified as held for sale	$40,871	$40,357

Accumulated Other Comprehensive Income (Loss) of the Disposal Group Classified as Held for Sale

The components of accumulated OCI, net of taxes, of disposal group classified as held for sale included in our Interim Consolidated Statements of Changes in Equity are as follows:

As at	June 30, 2013		December 31, 2012
Unrealized gains (losses) on available-for-sale assets	$37	(1)	$72
Unrealized cumulative translation differences, net of hedging activities	18		(132)
Total accumulated other comprehensive income (loss) of disposal group classified as held for sale	$55		$(60)

(1)	We wrote down $12 of available-for-sale assets during the current quarter.

Asset-Backed Securities Supporting the U.S. Annuity Business

The asset-backed securities in the following tables have been included in the held for sale classification as they supported the general fund liabilities of the U.S. Annuity Business in SLF U.S. During the second quarter, we sold approximately $200 of the asset-backed securities that were supporting the general fund liabilities of this business. The sales had an immaterial effect on net income in the quarter. Subsequent to June 30, 2013 and before the closing of the transaction, we substituted cash for these asset-backed securities and reallocated these asset-backed securities to support other lines of business in the continuing operations of the Company.

48	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The carrying value of the asset-backed securities supporting the U.S. Annuity Business by credit rating is shown in the following table:

As at June 30, 2013	Total asset-backed securities supporting the U.S. Annuity Business
AAA	$ 11
AA	24
A	84
BBB	145
BB and lower	623
Total asset-backed securities supporting the U.S. Annuity Business	$ 887

The following table presents the fair value hierarchy of the asset-backed securities supporting the U.S. Annuity Business:

As at June 30, 2013	Level 1	Level 2	Level 3	Total
Asset-backed securities:
Commercial mortgage-backed securities	$–	$414	$1	$415
Residential mortgage-backed securities	–	258	17	275
Collateralized debt obligations	–	–	25	25
Other	–	147	25	172
Total asset-backed securities supporting the U.S. Annuity Business	$–	$819	$68	$887

4.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include our run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups. In the fourth quarter of 2012, the indefinite life intangible assets were transferred from Corporate to SLF Canada and the finite life intangible assets were transferred from Corporate to MFS.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the consolidated adjustments column in the following tables.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	49

Results by segment for the three months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2013
Gross premiums:
Annuities	$525	$131	$–	$–	$62	$–	$718
Life insurance	832	615	–	187	23	–	1,657
Health insurance	927	402	–	3	2	–	1,334
Total gross premiums	2,284	1,148	–	190	87	–	3,709
Less: ceded premiums	1,207	114	–	8	6	–	1,335
Net investment income (loss)	(928)	(512)	(5)	(323)	(266)	(14)	(2,048)
Fee income	196	40	590	45	35	(14)	892
Total revenue	345	562	585	(96)	(150)	(28)	1,218
Less:
Total benefits and expenses	65	431	462	(153)	(87)	(28)	690
Income tax expense (benefit)	62	12	61	11	(38)	–	108
Total net income (loss) from continuing operations	$218	$119	$62	$46	$(25)	$–	$420
Total net income (loss) from discontinued operation (Note 3)	$–	$28	$–	$–	$(20)	$–	$8
2012
Gross premiums:
Annuities	$244	$91	$–	$–	$59	$–	$394
Life insurance	818	485	–	147	26	–	1,476
Health insurance	878	377	–	2	3	–	1,260
Total gross premiums	1,940	953	–	149	88	–	3,130
Less: ceded premiums	1,174	79	–	6	6	–	1,265
Net investment income (loss)	1,259	901	(3)	135	323	(16)	2,599
Fee income	182	41	437	34	41	(17)	718
Total revenue	2,207	1,816	434	312	446	(33)	5,182
Less:
Total benefits and expenses(1)	2,017	1,811	324	289	469	(33)	4,877
Income tax expense (benefit)	11	(2)	43	8	(28)	–	32
Total net income (loss) from continuing operations	$179	$7	$67	$15	$5	$–	$273
Total net income (loss) from discontinued operation (Note 3)	$–	$(156)	$–	$–	$2	$–	$(154)

(1)	Balances have been restated. Refer to Note 2.

50	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the six months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2013
Gross premiums:
Annuities	$819	$256	$–	$–	$119	$–	$1,194
Life insurance	1,639	1,157	–	358	50	–	3,204
Health insurance	1,905	804	–	5	5	–	2,719
Total gross premiums	4,363	2,217	–	363	174	–	7,117
Less: ceded premiums	2,452	225	–	21	12	–	2,710
Net investment income (loss)	(456)	(511)	(5)	5	(141)	(27)	(1,135)
Fee income	389	76	1,143	85	70	(27)	1,736
Total revenue	1,844	1,557	1,138	432	91	(54)	5,008
Less:
Total benefits and expenses	1,241	1,365	912	315	183	(54)	3,962
Income tax expense (benefit)	115	7	115	20	(64)	–	193
Total net income (loss) from continuing operations	$488	$185	$111	$97	$(28)	$–	$853
Total net income (loss) from discontinued operation (Note 3)	$–	$143	$–	$–	$(32)	$–	$111
2012
Gross premiums:
Annuities	$743	$145	$–	$–	$115	$–	$1,003
Life insurance	1,629	917	–	304	52	–	2,902
Health insurance	1,769	752	–	5	5	–	2,531
Total gross premiums	4,141	1,814	–	309	172	–	6,436
Less: ceded premiums	2,359	184	–	18	12	–	2,573
Net investment income (loss)	1,647	840	–	305	303	(34)	3,061
Fee income	368	83	871	65	77	(31)	1,433
Total revenue	3,797	2,553	871	661	540	(65)	8,357
Less:
Total benefits and expenses(1)	3,351	2,382	672	600	607	(65)	7,547
Income tax expense (benefit)	38	20	83	17	(59)	–	99
Total net income (loss) from continuing operations	$408	$151	$116	$44	$(8)	$–	$711
Total net income (loss) from discontinued operation (Note 3)	$–	$125	$–	$–	$2	$–	$127

(1)	Balances have been restated. Refer to Note 2.

5.    Financial Investments and Related Net Investment Income

We invest primarily in debt securities, equity securities, mortgages and loans, derivatives, other invested assets and investment properties.

5.A Fair Value Methodologies and Assumptions

The fair value methodologies and assumptions can be found in Note 5 of our 2012 Annual Consolidated Financial Statements.

5.A.i Fair Value Hierarchy of Assets and Liabilities

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	51

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over the counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain asset-backed securities, certain other invested assets, investment properties and investment contract liabilities.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at June 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$4,760	$1,330	$–	$6,090
Debt securities – fair value through profit or loss(1)	1,532	39,456	1,421	42,409
Debt securities – available-for-sale(1)	432	10,299	164	10,895
Equity securities – fair value through profit or loss	3,010	1,108	122	4,240
Equity securities – available-for-sale	707	96	–	803
Derivative assets	29	1,190	7	1,226
Other invested assets	474	44	610	1,128
Investment properties	–	–	6,118	6,118
Total invested assets	$10,944	$53,523	$8,442	$72,909
Investments for account of segregated fund holders	$24,795	$43,159	$454	$68,408
Total assets measured at fair value	$35,739	$96,682	$8,896	$141,317
Liabilities
Investment contract liabilities	$–	$11	$6	$17
Derivative liabilities	14	922	10	946
Total liabilities measured at fair value	$14	$933	$16	$963

(1)	See tables below for further details.

Debt securities – fair value through profit or loss consist of the following:

As at June 30, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,722	$–	$1,722
Canadian provincial and municipal government	–	8,702	24	8,726
U.S. government and agency	1,532	40	10	1,582
Other foreign government	–	4,514	72	4,586
Corporate	–	23,624	764	24,388
Asset-backed securities:
Commercial mortgage-backed securities	–	224	470	694
Residential mortgage-backed securities	–	277	2	279
Collateralized debt obligations	–	24	31	55
Other	–	329	48	377
Total debt securities – fair value through profit or loss	$1,532	$39,456	$1,421	$42,409

52	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – available-for-sale consist of the following:

As at June 30, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$971	$–	$971
Canadian provincial and municipal government	–	412	–	412
U.S. government and agency	432	51	–	483
Other foreign government	–	422	–	422
Corporate	–	7,604	85	7,689
Asset-backed securities:
Commercial mortgage-backed securities	–	294	43	337
Residential mortgage-backed securities	–	295	–	295
Collateralized debt obligations	–	–	18	18
Other	–	250	18	268
Total debt securities – available-for-sale	$432	$10,299	$164	$10,895

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended June 30, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,071	$(36)	$–	$343	$(26)	$(34)	$109	$(31)	$25	$1,421	$(17)
Debt securities –available-for-sale	56	(13)	(2)	73	(1)	(1)	48	–	4	164	(1)
Equity securities – fair value through profit or loss	113	6	–	–	–	–	–	–	3	122	7
Derivative assets	7	–	–	–	–	–	–	–	–	7	–
Other invested assets	560	12	9	50	(23)	–	–	–	2	610	21
Investment properties	6,026	20	–	75	(54)	–	–	–	51	6,118	36
Total invested assets	$7,833	$(11)	$7	$541	$(104)	$(35)	$157	$(31)	$85	$8,442	$46
Investments for account of segregated fund holders	$438	$6	$–	$7	$(9)	$–	$2	$–	$10	$454	$7
Total assets measured at fair value	$8,271	$(5)	$7	$548	$(113)	$(35)	$159	$(31)	$95	$8,896	$53
Liabilities(5)
Investment contract liabilities	$6	$–	$–	$–	$–	$–	$–	$–	$–	$6	$–
Derivative liabilities	12	(2)	–	–	–	–	–	–	–	10	–
Total liabilities measured at fair value	$18	$(2)	$–	$–	$–	$–	$–	$–	$–	$16	$–

(1)	Included within Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If an asset or a liability is transferred into and out of Level 3 during the same period, it is not included in the above table.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset and liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	53

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the six months ended June 30, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,141	$(17)	$–	$351	$(27)	$(37)	$74	$(71)	$7	$1,421	$(17)
Debt securities – available-for-sale	123	1	(2)	73	(3)	(12)	–	(20)	4	164	(1)
Equity securities – fair value through profit or loss	110	7	–	–	–	–	–	–	5	122	11
Derivative assets	7	–	–	–	–	–	–	–	–	7	–
Other invested assets	547	20	7	73	(39)	–	–	–	2	610	20
Investment properties	5,942	36	–	152	(93)	–	–	–	81	6,118	63
Total invested assets	$7,870	$47	$5	$649	$(162)	$(49)	$74	$(91)	$99	$8,442	$76
Investments for account of segregated fund holders	$427	$13	$–	$24	$(10)	$(1)	$4	$(2)	$(1)	$454	$13
Total assets measured at fair value	$8,297	$60	$5	$673	$(172)	$(50)	$78	$(93)	$98	$8,896	$89
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$(1)	$6	$–
Derivative liabilities	16	(6)	–	–	–	–	–	–	–	10	–
Total liabilities measured at fair value	$23	$(6)	$–	$–	$–	$–	$–	$–	$(1)	$16	$–

(1)	Included within Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If an asset or a liability is transferred into and out of Level 3 during the same period, it is not included in the above table.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset and liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.

The fair value of investment properties is determined by using the discounted cash flows methodology, as described in our 2012 Annual Consolidated Financial Statements. The key unobservable inputs used in the valuation of investment properties as at June 30, 2013 include the following:

•

Estimated rental value: The estimated rental value (per square feet, per annum) is estimated based on gross income less vacancy, non-recoverable expenses, collection losses, lease incentives, maintenance cost, agent and commission costs and other operating and management expenses. An increase (decrease) in estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office and industrial properties. The current estimated rental value ranges from $12 to $35 for retail and office properties and from $3.50 to $6.50 for industrial properties.

•

Rental growth rate: The rental growth rate (per annum) is typically estimated based on expected market behavior, which is influenced by the type of property and geographic region of the property. An increase (decrease) in rental growth rate would result in a higher (lower) fair value. The current rental growth rate ranges from 1% to 3%.

•

Long term vacancy rate: The long term vacancy rate is typically estimated based on expected market behavior, which is influenced by the type of property and geographic region of the property. An increase (decrease) in long term vacancy rate would result in a lower (higher) fair value. The current long term vacancy rate ranges from 2% to 10%.

•

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The current discount rate ranges from 6% to 9.5%.

•

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10 year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The current terminal capitalization rate ranges from 5.5% to 9%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long term vacancy rate, the discount rate and the terminal capitalization rate.

54	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.B Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in the Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in the Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2013	December 31, 2012(1)	June 30, 2012(1)
Cash	$1,190	$1,475	$1,643
Cash equivalents	1,752	1,980	3,262
Short-term securities	3,148	3,571	3,486
Cash, cash equivalents and short-term securities	6,090	7,026	8,391
Less: Bank overdraft, recorded in Other liabilities	393	3	251
Net cash, cash equivalents and short-term securities	$5,697	$7,023	$8,140

(1)	Balances have been restated. Refer to Note 2.

5.C Asset Classification

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)		Total
June 30, 2013
Debt securities	$42,409	$10,895	$–		$53,304
Equity securities	$4,240	$803	$–		$5,043
Other invested assets	$1,018	$110	$735		$1,863

December 31, 2012
Debt securities	$43,773	$10,589	$–		$54,362
Equity securities	$4,169	$857	$–		$5,026
Other invested assets	$786	$111	$375	(2)	$1,272

June 30, 2012
Debt securities	$51,463	$11,891	$–		$63,354
Equity securities	$3,878	$824	$–		$4,702
Other invested assets	$946	$147	$358	(2)	$1,451

(1)	Other consists primarily of investments accounted for using the equity method of accounting.
(2)	Balances have been restated. Refer to Note 2.

5.D Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income consists of the following:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Cash, cash equivalents and short-term securities	$1	$5	$2	$7
Debt securities	(2,345)	965	(2,447)	539
Equity securities	(130)	(168)	(4)	(5)
Derivative investments	(916)	455	(1,339)	13
Other invested assets	7	3	31	27
Investment properties	27	79	53	188
Total change in fair value through profit or loss assets and liabilities	$(3,356)	$1,339	$(3,704)	$769

5.E Impairment of Available-For-Sale Assets

We wrote down $2 and $8 of available-for-sale assets recorded at fair value during the three months and six months ended June 30, 2013 ($13 and $14 for the three months and six months ended June 30, 2012).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	55

6.    Financial Instrument Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2012 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management Discussion and Analysis (“MD&A”) for the period ended June 30, 2013. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 and include discussions on how we measure our risk and objectives, policies and methodologies for managing this risk. Therefore, these shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

7.    Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

		For the three months ended June 30, 2013			For the six months ended June 30, 2013
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$82,774	$3,145	$79,629	$82,202	$2,984	$79,218
Change in balances on in-force policies	(3,135)	46	(3,181)	(3,426)	131	(3,557)
Balances arising from new policies	574	25	549	1,105	48	1,057
Changes in assumptions or methodology	6	5	1	(12)	4	(16)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(2,555)	76	(2,631)	(2,333)	183	(2,516)
Balances before the following:	80,219	3,221	76,998	79,869	3,167	76,702
Foreign exchange rate movements	998	85	913	1,348	139	1,209
Balances before Other policy liabilities and assets	81,217	3,306	77,911	81,217	3,306	77,911
Other policy liabilities and assets	5,320	270	5,050	5,320	270	5,050
Balances, end of period	$86,537	$3,576	$82,961	$86,537	$3,576	$82,961

56	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

		For the three months ended June 30, 2012 (1)			For the six months ended June 30, 2012 (1)
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period(2)	$89,580	$3,433	$86,147	$91,425	$3,275	$88,150
Change in balances on in-force policies	2,175	(10)	2,185	348	131	217
Balances arising from new policies	399	27	372	1,038	55	983
Changes in assumptions or methodology (2)	(259)	(273)	14	(234)	(242)	8
Increase (decrease) in Insurance contract liabilities and Reinsurance assets (2)	2,315	(256)	2,571	1,152	(56)	1,208
Balances before the following:	91,895	3,177	88,718	92,577	3,219	89,358
Foreign exchange rate movements	695	37	658	13	(5)	18
Balances before Other policy liabilities and assets	92,590	3,214	89,376	92,590	3,214	89,376
Other policy liabilities and assets	5,347	224	5,123	5,347	224	5,123
Balances, end of period	$97,937	$3,438	$94,499	$97,937	$3,438	$94,499

(1)  2012 balances are on a combined basis. For discontinued operation, see Note 3.

(2)  Balances have been restated. Refer to Note 2.

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

			For the three months ended June 30, 2013		For the six months ended June 30, 2013
			Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period			$17	$1,830	$35	$1,772
Deposits			–	142	–	281
Interest			–	10	–	17
Withdrawals			–	(88)	(14)	(181)
Fees			–	(1)	–	(2)
Other			–	5	(4)	10
Foreign exchange rate movements			–	1	–	2
Balances, end of period			$17	$1,899	$17	$1,899

			For the three months ended June 30, 2012(1)		For the six months ended June 30, 2012(1)
			Measured at fair value	Measured at amortized	Measured at fair value	Measured at amortized
Balances, beginning of period			$930	$1,668	$966	$1,620
Deposits			–	93	–	195
Interest			2	9	4	18
Withdrawals			(2)	(59)	(21)	(123)
Other			–	2	–	6
Foreign exchange rate movements			16	2	(3)	(1)
Balances, end of period			$946	$1,715	$946	$1,715

(1)	2012 balances are on a combined basis. For discontinued operation, see Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	57

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Balances, beginning of period	$511	$485	$496	$487
Change in liabilities on in-force policies	(21)	(15)	(29)	(15)
Liabilities arising from new policies	27	3	44	9
Increase (decrease) in liabilities	6	(12)	15	(6)
Liabilities before the following:	517	473	511	481
Foreign exchange rate movements	20	7	26	(1)
Balances, end of period	$537	$480	$537	$480

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Maturities and surrenders	$726	$638	$1,422	$1,320
Annuity payments	287	283	569	560
Death and disability benefits	746	736	1,482	1,430
Health benefits	960	925	1,912	1,851
Policyholder dividends and interest on claims and deposits	328	224	573	447
Total gross claims and benefits paid	$3,047	$2,806	$5,958	$5,608

8.    Income Tax Expense (Benefit)

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2013		June 30, 2012		June 30, 2013		June 30, 2012
		%		%		%		%
Total net income (loss)	$420		$273		$853		$711
Add: Income tax expense (benefit)(1)	108		32		193		99
Total net income (loss) before income taxes	$528		$305		$1,046		$810
Taxes at the combined Canadian federal and provincial statutory income tax rate(1)	$140	26.5	$81	26.5	$277	26.5	$215	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions(1)	(14)	(2.7)	2	0.7	(28)	(2.7)	(26)	(3.2)
Tax (benefit) cost of unrecognized tax losses	1	0.2	–	–	1	0.1	(3)	(0.4)
Tax exempt investment income	(12)	(2.3)	(43)	(14.1)	(51)	(4.9)	(84)	(10.3)
Tax rate and other legislative changes(2)	–	–	(2)	(0.7)	–	–	2	0.2
Adjustments in respect of prior periods, including resolution of tax disputes	(5)	(0.9)	(6)	(1.9)	(1)	(0.1)	(8)	(1.0)
Other	(2)	(0.3)	–	–	(5)	(0.4)	3	0.4
Total tax expense (benefit) and effective income tax rate	$108	20.5	$32	10.5	$193	18.5	$99	12.2

(1)	Balances have been restated. Refer to Note 2.
(2)	The net impact of new tax legislation enacted in the U.K. in March 2012 reduced the statutory tax rate from 25% to 24% effective April 1, 2012.

58	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In 2006 and later periods the Canadian federal government and certain provinces enacted legislation reducing corporate income tax rates. As a result of these enactments, our statutory income tax rate declined to 26.5% in 2012 and 2013.

Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

The benefit reported in line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions for the three months and six months ended June 30, 2013 is higher than the benefit in the comparative periods due to the impact of higher earnings in lower tax jurisdictions.

The benefit of lower taxes on investment income reported for the three and six months ended 2013 is lower than the benefit reported in the comparative periods primarily due to the impact of the appreciation of investment properties in Canada in the first two quarters of 2012.

9.    Capital Management

9.A Capital and Capital Transactions

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 23 of our 2012 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at June 30, 2013 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life (U.S.), our principal operating subsidiary in the United States, was above the minimum level as at June 30, 2013. In addition, other foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2013.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

9.B.i Subordinated Debt

On June 26, 2013, SLF Inc. redeemed all of the outstanding $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/ Floating Debentures due 2018 at a redemption price equal to the principal amount of the debentures together with accrued and unpaid interest to the redemption date.

9.B.ii Dividend Reinvestment and Share Purchase Plan

In the first two quarters of 2013, under the dividend reinvestment and share purchase plan (“DRIP”), SLF Inc. issued 4.6 million common shares (6.0 million common shares in 2012) from treasury at discounts of 2% to the average market price, as determined in accordance with the DRIP, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

10.    Segregated Funds

We have sold segregated fund products, including variable annuities and unit-linked products, within Canada, the U.S., the U.K. and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the “Risk Management” section of the MD&A.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	59

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, from our continuing operations only, have been in the following ranges at January 1, 2012 and December 31, 2012:

Type of Fund	%
Money Market	5-10
Fixed Income	10-15
Balanced	35-40
Equity	40-45

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds and high volatility funds.

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2013	December 31, 2012		June 30, 2012
Segregated and mutual fund units	$55,881	$53,363	(1)	$72,594	(1)
Equity securities	8,922	8,060	(1)	7,741	(1)
Debt securities	2,765	2,797		8,942
Cash, cash equivalents and short term securities	634	558		2,333
Investment properties	278	276		303
Mortgages	17	18		20
Other assets	170	100		2,651
Total assets	$68,667	$65,172		$94,584
Less: Liabilities arising from investing activities	$259	$185		$4,424
Total investments for account of segregated fund holders	$68,408	$64,987		$90,160

(1)	Certain security classifications have been reclassified to be consistent with the 2013 classification of these securities.

60	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance Contracts		Investment Contracts
For the three months ended	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Balances, beginning of period	$61,815	$86,077	$6,133	$5,857
Additions to segregated funds:
Deposits	2,137	1,761	32	58
Net transfers (to) from general funds	(1)	29	–	–
Net realized and unrealized gains (losses)	(207)	(1,922)	(94)	(183)
Other investment income	219	325	64	65
Total additions	$2,148	$193	$2	$(60)
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	1,786	2,026	129	119
Management fees	174	282	18	13
Taxes and other expenses	18	42	3	1
Foreign exchange rate movements	(235)	(570)	(203)	(6)
Total deductions	$1,743	$1,780	$(53)	$127
Net additions (deductions)	$405	$(1,587)	$55	$(187)
Balances, end of period	$62,220	$84,490	$6,188	$5,670

	Insurance Contracts		Investment Contracts
For the six months ended	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Balances, beginning of period	$59,025	$82,650	$5,962	$5,533
Additions to segregated funds:
Deposits	4,262	3,843	64	89
Net transfers (to) from general funds	(3)	149	–	–
Net realized and unrealized gains (losses)	2,740	2,357	357	168
Other investment income	354	450	100	103
Total additions	$7,353	$6,799	$521	$360
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	3,847	4,270	254	229
Management fees	338	562	33	31
Taxes and other expenses	58	92	8	5
Foreign exchange rate movements	(85)	35	–	(42)
Total deductions	$4,158	$4,959	$295	$223
Net additions (deductions)	$3,195	$1,840	$226	$137
Balances, end of period	$62,220	$84,490	$6,188	$5,670

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	61

11.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debt

SLF Inc. has provided a subordinated guarantee of certain preferred shares and a guarantee of certain subordinated debt issued by Sun Life Assurance. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2013
Revenue	$30	$586	$644	$(42)	$1,218
Shareholders’ net income (loss) from continuing operations	$429	$318	$149	$(475)	$421
Shareholders’ net income (loss) from discontinued operation	$–	$–	$20	$(12)	$8

June 30, 2012
Revenue	$140	$4,685	$880	$(523)	$5,182
Shareholders’ net income (loss) from continuing operations(1)	$80	$253	$(37)	$(22)	$274
Shareholders’ net income (loss) from discontinued operation	$–	$–	$(154)	$–	$(154)
(1) Balances have been restated. Refer to Notes 2 and 3.
Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2013
Revenue	$138	$2,440	$2,656	$(226)	$5,008
Shareholders’ net income (loss) from continuing operations	$971	$716	$140	$(967)	$860
Shareholders’ net income (loss) from discontinued operation	$–	$–	$134	$(23)	$111

June 30, 2012
Revenue	$259	$7,371	$1,433	$(706)	$8,357
Shareholders’ net income (loss) from continuing operations(1)	$795	$618	$(9)	$(694)	$710
Shareholders’ net income (loss) from discontinued operation	$–	$–	$127	$–	$127

(1)	Balances have been restated. Refer to Notes 2 and 3

62	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2013
Invested assets	$19,593	$98,848	$5,892	$(19,161)	$105,172
Total other general fund assets	$8,246	$12,486	$32,246	$(25,098)	$27,880
Investments for account of segregated fund holders	$–	$68,626	$28,738	$–	$97,364
Insurance contract liabilities	$–	$86,962	$2,179	$(2,604)	$86,537
Investment contract liabilities	$–	$2,453	$–	$–	$2,453
Total other general fund liabilities	$10,357	$9,494	$31,670	$(25,078)	$26,443

December 31, 2012
Invested assets(1)	$18,658	$99,454	$5,725	$(18,167)	$105,670
Total other general fund assets(1)	$8,239	$13,455	$33,081	$(27,274)	$27,501
Investments for account of segregated fund holders	$–	$65,177	$27,478	$–	$92,655
Insurance contract liabilities	$–	$89,160	$682	$(2,567)	$87,275
Investment contract liabilities	$–	$2,303	$–	$–	$2,303
Total other general fund liabilities(1)	$10,287	$9,799	$34,449	$(27,488)	$27,047

June 30, 2012
Invested assets(1)	$18,595	$96,900	$20,922	$(17,960)	$118,457
Total other general fund assets(1)	$8,094	$13,971	$21,125	$(29,452)	$13,738
Investments for account of segregated fund holders	$–	$62,070	$28,090	$–	$90,160
Insurance contract liabilities	$–	$87,726	$14,450	$(4,239)	$97,937
Investment contract liabilities	$–	$2,165	$976	$–	$3,141
Total other general fund liabilities(1)	$10,544	$9,788	$22,776	$(28,022)	$15,086

(1)	Balances have been restated. Refer to Note 2.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	63

12.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012(3)	June 30, 2013	June 30, 2012(3)
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$391	$244	$801	$649
Common shareholders’ net income (loss) from discontinued operation	$8	$(154)	$111	$127
Weighted average number of common shares outstanding (in millions)	603	591	602	589
Basic EPS:
Continuing operations	$0.65	$0.41	$1.33	$1.10
Discontinued operation	$0.01	$(0.26)	$0.18	$0.22
Total	$0.66	$0.15	$1.51	$1.32
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$391	$244	$801	$649
Add: increase in income due to convertible instruments(1)	$2	$2	$5	$5
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$393	$246	$806	$654
Common shareholders’ net income (loss) from discontinued operation	$8	$(154)	$111	$127
Weighted average number of common shares outstanding (in millions)	603	591	602	589
Add: dilutive impact of stock options(2) (in millions)	1	–	1	–
Add: dilutive impact of convertible securities(1) (in millions)	8	10	8	11
Weighted average number of common shares outstanding on a diluted basis (in millions)	612	601	611	600
Diluted EPS:
Continuing operations	$0.64	$0.41	$1.32	$1.09
Discontinued operation	$0.01	$(0.26)	$0.18	$0.21
Total	$0.65	$0.15	$1.50	$1.30

(1)	The convertible instruments are the SLEECS B issued by Sun Life Capital Trust.
(2)

The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 7 million for the three months and six months ended June 30, 2013 (11 million for the six and three months ended June 30, 2012).

(3)	Balances have been restated. Refer to Note 2.

13.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Recovered claims and benefits	$1,179	$1,033	$2,241	$2,078
Commissions	12	14	24	27
Reserve adjustments	(31)	46	32	84
Operating expenses and other	125	116	246	230
Reinsurance (expenses) recoveries	$1,285	$1,209	$2,543	$2,419

14.    Subsequent Event

Effective August 1, 2013, we completed the sale of our U.S. Annuities business and certain of our U.S. life insurance businesses as described in Note 3B. The disposition and the related loss on disposition will be recorded in the third quarter.

64	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial Bermuda

Victoria Hall

11 Victoria Street

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-294-6050

Website: sunlife.com/bermuda

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call Centre: 0845-0720-223

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

Level 14, Citiplaza 3

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

Fax: (852) 2918-3800

China

Sun Life Everbright Life Insurance Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon

Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 /

91-22-6723-9100

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

One India Bulls Centre, Tower 1,

14th Floor,

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Website: sunlife.com

Indonesia

PT Sun Life Financial Indonesia

World Trade Centre, 8th Floor

JI Jenderal Sudirman Kav. 29-31

Jakarta, Indonesia 12920

Tel: (6221) 5289-0000

Customer Service Centre (Indonesia only): (6221) 500-786

Fax: (6221) 5289-0019

Website: sunlife.co.id

PT CIMB Sun Life

Wisma Metropolitan I, 3rd Floor

JI Jenderal Sudirman Kav. 29

Jakarta, Indonesia 12920

Tel: (6221) 2994-2888

Customer Service Centre (Indonesia only):

(6221) 500-089

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Philippines

Sun Life Financial Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

6/F Grepalife Building

#221 Sen. Gil J. Puyat Avenue

Makati City - 1200

Philippines

Tel: (632) 844-1174

Website: sunlifegrepa.com

Malaysia

Sun Life Malaysia

388 Jalan Tuanku Abdul Rahman

20100 Kuala Lumpur

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Vietnam

PVI Sun Life

22 Pham Ngoc Thach Street

Ward 6, District 3

Ho Chi Minh, Vietnam

Tel: (848) 6290-7090

Website: pvisunlife.com.vn

MFS Investment Management

Head Office

111 Huntington Avenue

Boston, Massachusetts

USA 02199

Tel: 617-954-5000

Toll-Free: (Canada and U.S. only)

1-800-343-2829

Website: mfs.com

MFS McLean Budden

Head Office

145 King Street West, Suite 2525

Toronto, Ontario

Canada M5H 1J8

Tel: 416-862-9800

Website: mcleanbudden.com

Sun Life Global Investments (Canada) Inc.

Head Office

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

Sun Life Asset Management Company Limited

Head Office

8/F Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Birla Sun Life Asset Management Company Limited

Head Office

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 059

Tel: 91-22-4356-8000

Website: birlasunlife.com

MAJOR OFFICES	Sun Life Financial Inc.	Second Quarter 2013	65

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

Canadian Stock Transfer Company Inc. as agent for

CIBC Mellon Trust Company

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: inquiries@canstockta.com Website: www.canstockta.com Shareholders can view their account details using Canadian Stock Transfer’s Internet service, Answerline®. Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars

The Registry

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Within the U.K.:

Tel: 0845-602-1587

Outside the U.K.:

Tel: +44-20-8639-2064

E-mail:

shareholder.services@capitaregistrars.com

Philippines

The Hongkong and Shanghai Banking Corporation Limited

HSBC Stock Transfer

7/F, HSBC Centre

3058 Fifth Avenue West

Bonifacio Global City

Taguig City, 1634, Philippines

From Metro Manila:

Tel:  PLDT 632-581-8111

        GLOBE 632-976-8111

From the Provinces:

1-800-1-888-2422

E-mail: stkmnl@hsbc.com.ph

Hong Kong

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail:

hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail: shareholderservices@sunlife.com

French E-mail: servicesauxactionnaires@sunlife.com

Dividends

2013 Dividend dates

Common shares

Record Dates	Payment Dates
February 27, 2013	March 28, 2013
May 29, 2013	June 28, 2013
August 28, 2013	September 30, 2013
November 27, 2013*	December 31, 2013

*Subject	to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the Canadian Stock Transfer website, www.canstockta.com, or you can contact Canadian Stock Transfer to have a form sent to you.

Canadian Dividend Reinvestment and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, Canadian Stock Transfer at inquiries@canstockta.com.

Stock Exchange Listings

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 6R – SLF.PR.F
Series 8R – SLF.PR.G
Series 10R – SLF.PR.H
Series 12R – SLF.PR.I

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

66	Sun Life Financial Inc.	Second Quarter 2013	CORPORATE AND SHAREHOLDER INFORMATION

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

150 King Street West Toronto, Ontario Canada M5H 1J9	sunlife.com